Exhibit 99.154

mCloud Technologies Corp.

Management Information Circular

November 30, 2020

MANAGEMENT INFORMATION CIRCULAR

VOTING AND PROXIES

Solicitation of Proxies

This Management Information Circular (the "Information Circular") is furnished in connection with the solicitation by the management of mCloud Technologies Corp. of proxies to be used at the Annual and Special Meeting of shareholders of the Corporation (the "Meeting") to be held on December 29, 2020 at the time and place and for the purposes set forth in the Notice of Availability of Proxy Materials for mCloud Technologies Corp. Annual and Special Meeting (the "Notice of Meeting") or any adjournment thereof.

Unless otherwise noted or the context otherwise indicates, references to the "Corporation" and "mCloud" refer to mCloud Technologies Corp. Unless otherwise indicated, all dollar amounts in this Information Circular are given as of November 30, 2020. All dollar amounts in this Information Circular refer to Canadian dollars, unless otherwise indicated.

Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile or in person by directors, officers and employees of the Corporation who will not be additionally compensated therefor. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses in forwarding proxies and proxy material to the beneficial owners of such shares. The Corporation will assume the costs of solicitation, which are expected to be minimal.

We strongly encourage shareholders not to attend the meeting in person and instead to vote their common shares (the "Common Shares") by proxy. Any person who is experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing or has travelled in the 21 days prior to the Meeting will not be permitted entry into the Meeting. We may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak in our sole discretion. ANY PERSON WHO ATTENDS THE MEETING IN PERSON DOES SO AT HIS OR HER OWN RISK AND BY ATTENDING THE MEETING IN PERSON, SUCH PERSON ACKNOWLEDGES AND AGREES THAT THE CORPORATION AND THE DIRECTORS, OFFICERS AND AGENTS THEREOF ARE NOT LIABLE TO THE PERSON FOR ANY ILLNESSES OR OTHER ADVERSE REACTIONS THAT MAY RESULT FROM SUCH PERSON'S ATTENDANCE AT THE MEETING. ANY PERSON WHO ATTEMPTS TO ENTER THE MEETING BUT IS DENIED ENTRY ACKNOWLEDGES AND AGREES THAT HE, SHE OR IT SHALL HAVE NO CLAIM AGAINST THE CORPORATION OR ITS DIRECTORS, OFFICERS OR AGENTS FOR SUCH DENIAL OF ENTRY INTO THE MEETING.

Appointment and Revocation of Proxies

The persons named as proxyholders in the enclosed form of proxy are directors and/or officers of the Corporation.

A shareholder submitting a form of proxy has the right to appoint a person other than the persons indicated in such proxy form to act as his or her proxyholder. To do so, the shareholder must write the name of such person in the appropriate space on the form of proxy.

To be effective, all forms of proxy must be deposited with Broadridge Investor Communications Corporation ("Broadridge") at Broadridge Investor Communications Corporation, P.O. Box 3700, STN Industrial Park, Markham, Ontario, L3R 9Z9 by no later than 10:00 A.M. (Toronto time) on December 24, 2020 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. A person acting as proxyholder need not be a shareholder of the Corporation.

Late proxies may be accepted or rejected by the Chairman of the Meeting at his or her discretion and the Chairman of the Meeting is under no obligation to accept or reject any particular late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

The persons named as proxies will vote or withhold from voting the shares in respect of which they are appointed or vote for or against any particular question, in accordance with the instructions of the shareholder appointing them. In the absence of such instructions, the shares will be voted in favour of all matters identified in the enclosed Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any amendments or other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such amendments or matters in accordance with their best judgment.

A shareholder giving a proxy may revoke it at all times by a document signed by him or her or by a proxyholder authorized in writing or, if the shareholder is a corporation, by a document signed by an officer or a proxyholder duly authorized, given to Broadridge, no later than 10:00 A.M. (Toronto time) on December 24, 2020, or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned meeting at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Advice to Beneficial Holders

The information set forth in this section should be reviewed carefully by beneficial shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of shares, or the persons they appoint as their proxies, will be recognized and acted upon at the Meeting.

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to herein as "beneficial shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as its nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted upon the instructions of the beneficial shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Therefore, beneficial shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by beneficial shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a beneficial shareholder by its broker is identical to the form of proxy provided to registered shareholders; however, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to an intermediary, such as Broadridge Financial Solutions, Inc. The intermediaries typically mail a scannable voting instruction form in lieu of the form of proxy. The beneficial shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the beneficial shareholder can call a toll-free telephone number to vote the shares held by the beneficial shareholder or vote via the internet at www.proxyvote.com. The intermediaries then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A beneficial shareholder receiving a voting instruction form cannot use that voting instruction form to vote shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the shares voted.

Although a beneficial shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her broker (or agent of the broker), a beneficial shareholder may attend at the Meeting as proxyholder for a registered shareholder and vote the shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for a registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

There are two kinds of beneficial shareholders: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners).

Issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents, pursuant to National Instrument 54-101 - Communication with Beneficial Owners of Securities of Reporting Issuers and issuers can use this NOBO list for distribution of proxy-related materials directly to NOBOs. The Corporation has decided to take advantage of those provisions of NI 54- 101 that allow it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a voting instruction form from Broadridge. These voting instruction forms are to be completed and returned to Broadridge in the envelope provided. Broadridge will tabulate the results of the voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by voting instruction forms they receive. Alternatively, NOBOs may vote following the instructions on the voting instruction form, by calling a toll free telephone number or via the internet at www.proxyvote.com.

All references to "shareholders" in this Information Circular and the accompanying form of proxy, Notice of Meeting and notice-and-access notification are to registered shareholders unless specifically stated otherwise.

Participating at the Meeting

The Meeting will begin at 10:00 a.m. (Scottsdale Time) on December 29, 2020. Shareholders and duly appointed proxyholders can attend the Meeting in person at the Hotel Valley Ho, 6850 E Main Street, Scottsdale, Arizona, USA.

IN LIGHT OF COVID-19, WE STRONGLY ENCOURAGE SHAREHOLDERS TO VOTE IN ADVANCE OF THE MEETING IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THIS INFORMATION CIRCULAR, AND SHAREHOLDERS ARE ENCOURAGED NOT TO ATTEND THE MEETING IN PERSON IF AT ALL POSSIBLE.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted for or against or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If no choice is specified in the proxy, the person designated in the accompanying form of proxy will vote in favour of all other matters proposed by management at the Meeting, as more particularly described in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Information Circular, management of the Corporation is not aware of any such amendment or other matter to come before the Meeting. However, if any amendments to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the person(s) designated by management of the Corporation in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

Any matter that is submitted to a vote of shareholders by ordinary resolution at the Meeting must be approved, unless otherwise indicated in this Information Circular, by simple majority (affirmative vote of at least 50% plus one) of the votes cast thereon.

The requisite approval for the Preferred Shares Resolution (defined below) is at least 66⅔% of the votes cast on such resolutions by shareholders present in person or represented by proxy at the Meeting.

Attending the Meeting Online

In an effort to adopt measures that assist our community in slowing the spread of the evolving global COVID-19 (coronavirus) public health emergency, the Corporation is providing access to the Meeting in a virtual-only format, which will be conducted via live audio webcast.

Attending the Meeting online enables registered shareholders to participate at the Meeting and ask questions, all in real time. Registered shareholders can vote at the appropriate times during the Meeting.

To access the Meeting online, log in online at https://www.virtualshareholdermeeting.com/MCLD2020 using your 16-digit Control Number included on the form of proxy or on the instructions that accompany your proxy materials.

We recommend that you log in at least 30 minutes before the Meeting starts. If you are experiencing technical difficulties logging in to the Meeting or during the Meeting, please call our proxy tabulation agent, Broadridge Investor Communications Corporation, on their technical assistance line at 1-303-562- 9288 (International) or 1-800-586-1548 (toll free within North America). If you accidentally disconnect from the Meeting, simply log back in.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure.

You are welcome to attend the virtual Meeting even if you have already submitted your voting instructions in the form of proxy; however, you will not be able to vote again at the Meeting, unless you revoke your proxy in accordance with the instructions provided in this Circular.

The ability of shareholders and proxyholders to attend the Meeting in person is subject to any governmental orders applicable at the time of the Meeting which might prevent or restrict shareholders and duly appointed proxyholders from attending in person.

Shareholders and proxyholders who do wish to attend the Meeting in person, should carefully consider and follow the instructions of the federal Public Health Agency of Canada: (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html).

We ask that shareholders and proxyholders also review and follow the instructions of any regional health authorities of the State of Arizona, and any other health authority holding jurisdiction over the areas you must travel through to attend the Meeting. Please do not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of the USA within the 21 days immediately prior to the Meeting.

The Corporation is monitoring developments regarding COVID-19. If the Corporation decides any changes to the date, time, location or format of the Meeting are necessary or appropriate due to difficulties arising from COVID-19, shareholders will be promptly notified of the change through the issuance of a news release, a copy of which will be available on SEDAR at http://www.sedar.com and will be incorporated by reference herein.

Voting Shares and Principal Shareholders Thereof

The authorized share capital of the Corporation consists of an unlimited number of Common Shares. As of November 26, 2020, the Corporation had 27,492,800 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one (1) vote at all meetings of shareholders of the Corporation. The Corporation's board of directors (the "Board") has fixed a record date of November 24, 2020 (the "Record Date") to determine shareholders entitled to receive the Notice of Meeting. The failure of any shareholder to receive a copy of the Notice of Meeting does not deprive the shareholder of the right to vote at the Meeting. Only holders of Common Shares as of the Record Date are entitled to vote such Common Shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as at the Record Date there is no person who beneficially owns, controls or directs voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation.

BUSINESS TO BE TRANSACTED AT THE MEETING

ELECTION OF DIRECTORS

Management of the Corporation proposes the six persons named in the table on the following page as candidates for election as directors. Each elected director will remain in office until the next annual meeting of the shareholders or until his or her successor is elected or appointed, unless his or her post is vacated earlier. The candidates proposed by the management of the Corporation have been directors of the Corporation since the dates indicated below.

Unless instructions are given to abstain from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of each of the six nominees whose names are set out in the table on the following page.

Management of the Corporation does not foresee that any of the following nominees listed below will be unable or, for any reason, unwilling to perform his or her duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the shareholder in the form of proxy to abstain from voting on the election of directors.

In order for the resolutions to be passed, approval by at least a majority of the Common Shares voted in respect thereof at the Meeting, whether present in person or by proxy, is required.

The enclosed form of proxy allows the holders of Common Shares to direct proxyholders to vote individually for each of the nominees named below as a director of the Corporation. At any meeting where shareholders vote on the election of directors, any individual nominee who receives a greater number of votes "withheld" than votes "for" will be required by the Corporation to tender his or her resignation to the Board promptly following the meeting. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. The Corporation will announce the Board's decision (including the reason for not accepting any resignation) by news release within 90 days following the date of the Meeting. Any director who tenders his or her resignation in this situation will not participate in any meeting of the Board where his or her resignation is considered. Management of the Corporation has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.

The following table and notes set out the names of the individuals proposed by management for election as directors of the Corporation, their principal occupation, the date they first became a director of the Corporation and the number of Common Shares of the Corporation beneficially owned, controlled or directed, directly or indirectly, by them as at November 26, 2020.

Russel H. McMeekin(7) Toronto, Ontario, Canada

Principal Occupation (past 5 years)

President and Chief Executive Officer of the Corporation since October, 2017. Previously, Co-Founder and Executive Chairman of Energy Knowledge; and Managing Partner at FTV then Yokogawa Ventures (2012- 2016).

Director Since: October 13, 2017 Not Independent	Current Public Board Membership Pool Safe Inc. (TSXV:POOL)
Common Shares Held
	Common Shares(1)(3)	Total Amount at Risk(2)
	645,840	$1,175,428

Michael Allman(4)(5)(6)(7)	Principal Occupation (past 5 years)
Rancho Santa Fe, California, USA	Chief Executive of H2scan Inc. (2016-2017). President and Chief Financial Officer of Bit Stew Systems Inc. (2015-2016)
Current Public Board Membership
Director Since: October 13, 2017	None
Common Shares Held
Independent
	Common Shares(1)(3)	Total Amount at Risk(2)
	405,472	$737,959

Michael A. Sicuro Westlake, Texas, USA

Principal Occupation (past 5 years)

Chairman of the Board (since October 2018), Chief Investment Officer and Corporate Secretary (since October 2017) and Chief Financial Officer (October 2017 - October 16, 2018). Previously, Private Equity Operating Partner and Strategic Board Advisor (2014-2016); and Chief Executive Officer and Chief Financial Officer of CCS Medical (2011-2014).

Director Since: October 13, 2017
	Current Public Board Membership None
Not Independent
	Common Shares Held
	Common Shares(1)(3)	Total Amount at Risk(2)
	557,039	$1,013,810

Costantino Lanza(7) Westlake Village, California, USA

Principal Occupation (past 5 years)

Chief Growth Officer of the Corporation since October, 2017. Previously, Senior Vice President (Integration) at Yokogawa Electric (2016); Partner at Energy Knowledge (2015); and Chief Executive Officer of INOVX Solutions Inc. (2006-2015).

Director Since: October 13, 2017 Not Independent	Current Public Board Membership None.
Common Shares Held
	Common Shares(1)(3)	Total Amount at Risk(2)
	542,722	$987,754

Elizabeth MacLean(4)(5)(6)(7)	Principal Occupation (past 5 years) Former Chief Financial Officer of Newgioco Group Inc.
Phoenix, Arizona, USA
Current Public Board Membership None.
Director Since: October 16, 2018
Common Shares Held
Independent	Common Shares(1)(3)	Total Amount at Risk(2)
	Nil	Nil

Ian Russell(4)(5)(6)(7)	Principal Occupation (past 5 years) President and Chief Executive Officer of IIAC.
Toronto, Ontario
Current Public Board Membership
Director Since: September 3, 2019	None.
Common Shares Held
Independent	Common Shares(1)(3)	Total Amount at Risk(2)
	27,600	$50,232

NOTES:

(1)	Common Shares beneficially owned or controlled as at November 26, 2020.
(2)	The value of the Common Shares held by the directors is calculated by multiplying the amount of Common Shares held by the closing price of the Corporation's Common Shares on the TSX Venture Exchange (the "Exchange") per Common Share on November 26, 2020, being $1.82.
(3)	The information as to shares beneficially owned, directly or indirectly, or over which control is exercised is not within the knowledge of the Corporation and has been furnished by the respective individuals.
(4)	Current member of the Corporation's audit committee (the "Audit Committee").
(5)	Current member of the Corporation's corporate governance and nominating committee (the "Corporate Governance and Nominating Committee").
(6)	Current member of the Corporation's compensation committee (the "Compensation Committee").
(7)	Current member of the Corporation's technology oversight committee (the "Technology Oversight Committee").

There are no contracts, arrangements or understandings between any nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

As at November 26, 2020, the proposed directors of the Corporation as a group (six persons) owned beneficially or exercised control or direction over 2,178,673 Common Shares, or approximately 7.9% of the outstanding Common Shares.

The following are brief biographies of each of the proposed director nominees:

Russel H. McMeekin, Director, President and Chief Executive Officer. Mr. McMeekin was previously a founding partner of Energy Knowledge, Inc., which was acquired by Yokogawa Electric Corporation. Mr. McMeekin went on to serve as Executive Chairman of Yokogawa Venture Group, leading the acquisitions of Industrial Evolution and KBC Advanced Technologies, an energy software and consulting company in the United Kingdom. Mr. McMeekin was the founding CEO of SCI Energy Inc., a Silicon Valley cloud-based energy-efficiency company now based in Dallas TX. Previously, Mr. McMeekin was the President and CEO of NASDAQ-listed Progressive Gaming International for six years. In addition, Mr. McMeekin spent more than 10 years at Honeywell Inc., including serving as President of Honeywell's Internet and Software Business Units. At Honeywell, he led joint ventures with Microsoft, United Technologies and i2 Technologies. Mr. McMeekin started his career at SACDA Inc., a University of Western Ontario Computer Aided Design Venture which was later acquired by Honeywell. Mr. McMeekin graduated in Engineering Technology from Sault College of Applied Technology, and he completed a Honeywell Sponsored Executive Leadership Program via the Harvard Business School. He also completed the Stanford School of Law Executive Director Program. Mr. McMeekin is also a director, and chairman of the audit committee, of Pool Safe Inc. (TSXV:POOL).

Michael Allman, Director. Mr. Allman is a former CEO with extensive experience in growing, restructuring and optimizing business strategies and operations for Fortune 300 companies and top-tier consulting firms around the world. He recently was the COO of Bitstew, Inc. a leading IoT cloud company acquired by GE Digital. Mr. Allman previously served as Chairman, President and CEO of Southern California Gas Company, and today serves as a Board Director on numerous private companies. Mr. Allman has a master’s degree in business administration from the University of Chicago Booth School of Business and a bachelor’s degree in chemical engineering from Michigan State University. He is a Certified Management Accountant and a Certified Internal Auditor.

Michael A. Sicuro, Director, Chairman of the Board, Chief Investment Officer and Corporate Secretary. Mr. Sicuro has over 35 years of leadership experience with public and private companies ranging from

$50 million to over $4 billion in revenues in technology, health care, pharmaceutical distribution, gaming, real estate and financial services. He has significant experience in growth and turnaround environments, including three successful public and private exits, and one public entity conversion. Mr. Sicuro was the CEO/CFO of CCS Medical, the largest provider of insulin pump therapy to Medicare patients nationwide via mail order. Mr. Sicuro was also the CFO of US Oncology, the largest oncology services provider in the United States. Mr. Sicuro has also served as the CFO and COO of various publicly-traded technology companies in and around Silicon Valley, including NASDAQ-listed Progressive Gaming International. Mr. Sicuro attended Bowling Green State University and received a Bachelor’s degree from Kent State University.

Costantino Lanza, Director and Chief Growth Officer. Mr. Lanza, a former partner of Energy Knowledge, Inc., is versed in applying advanced technologies to traditional asset intensive industries with many years of direct experience, most recently with Yokogawa Venture Group, where he led the integration of KBC Advanced Technologies, Yokogawa’s largest ever acquisition. Mr. Lanza has served in leadership roles at Honeywell and ExxonMobil before becoming CEO of INOVx Solutions from 2006 to 2015, where 3D technologies were used to improve asset performance management. Mr. Lanza holds a BS and MS degree in Chemical Engineering from Columbia University.

Elizabeth MacLean, Director. Ms. MacLean is the former Chief Financial Officer for Newgioco Group, Inc., and has more than 20 years of experience leading finance teams in various industries in both the United States and the United Kingdom. Since September 2016, Ms. MacLean has served as the Treasurer of H. MacLean Realty Company, Inc. Since August 2018, Ms. MacLean has served as an adjunct faculty member at Ottawa University. Ms. MacLean received an MBA in global finance from Stanford University’s Graduate School of Business and a Bachelor of Arts in biology from the University of Chicago.

Ian Russell, Director. Mr. Russell has long held a prominent position in the investment industry, both on a domestic and global level. He is President and Chief Executive Officer of IIAC, a position he has held since the IIAC’s inauguration, April 2006. Prior to his appointment at the IIAC, Mr. Russell was Senior Vice- President with the national self-regulatory organization, the Investment Dealers Association of Canada. Mr. Russell worked as an executive at the highly respected international publication The Bank Credit Analyst and spend nearly a decade at the Bank of Canada. His experience has given him a unique and deep knowledge of the investment business, including underwriting, debt and equity trading and financial advice, as well as an understanding of the market and economic trends that drive the decisions of investors and issuers. He is active in the international investment community: Chair of the International Council of Securities Associations from 2014 to 2017; designated leader of the Canadian mission to the Asia Financial Forum; and invited guest and regular participant at Cumberland Lodge Financial Summit in the U.K., a roundtable of European and international leaders to discuss future policy and regulation in European capital markets. Mr. Russell is a prolific writer and columnist, both in industry publications and newspapers. He is also a frequent commentator in the media, and a sought-after presenter and speaker. Mr. Russell has a postgraduate degree (MSc Economics) from the London School of Economics and Political Science, and an Honours degree in Economics and Business from the University of Western Ontario. He has completed the Partners, Directors and Seniors Officers Qualifying Examination and is a Fellow of the Canadian Securities Institute.

Other than described below, to the knowledge of the Corporation and based upon information provided to it by the nominees, within 10 years before the date of this Information Circular, no such nominee was a director, chief executive officer or chief financial officer of any company (including the Corporation) that was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the nominee was acting in the capacity as director, chief executive officer or chief financial officer, or was subject to an order that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the nominee was acting in the capacity as director, chief executive officer or chief financial officer.

On May 2, 2019, Mr. McMeekin and Mr. Sicuro, the Chief Executive Officer and Interim Chief Financial Officer of the Corporation, respectively at the time, were subject to a management cease trade order issued by the British Columbia Securities Commission as a result of the Corporation having not filed its audited annual financial statements and related management’s discussion and analysis for the financial year ended December 31, 2018. The management cease trade order was revoked by the British Columbia Securities Commission on May 31, 2019.

For the purposes of the foregoing paragraph, "order" means:

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation,

that in each case was in in effect for a period of more than 30 consecutive days.

Other than as described below, to the knowledge of the Corporation and based upon information provided to it by the nominees, no such nominee is or within 10 years prior to the date of this Information Circular was, a director or executive officer of any company (including the Corporation) that, while the nominee was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Blue Earth Inc. was a micro-cap project development company operating in a capital-intensive industry. As such, it relied on continuous support from investors to fund the company. When a couple of key projects ran into permitting and construction delays, investors lost confidence in the management team and the company was unable to procure the necessary equity funding to remain in business. The assets transitioned to the major creditor through a court supervised bankruptcy. Michael Allman was director of Blue Earth Inc. when it became insolvent.

Endurance Windpower was in the business of manufacturing specialty wind turbines to generate electricity. The business was heavily dependent on government subsidies for renewable energy. When governments stopped subsidizing small wind, particularly in the United Kingdom (which was Endurance Windpower’s largest market), product demand fell dramatically and the company was forced into receivership. Michael Allman was a director of Endurance Windpower at the time it was forced into receivership.

To the knowledge of the Corporation and based upon information provided to it by the nominees, no such nominee within 10 years prior to the date of this Information Circular has made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such nominee`s assets.

No director or executive officer of the Corporation, or, to the knowledge of the Corporation, any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(a)	penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

APPOINTMENT OF AUDITORS

On November 9, 2019, MNP LLP was removed as auditors of the Corporation. On November 9, 2019, the Board approved the appointment of KPMG LLP, Chartered Accountants, as the auditors of the Corporation. In this regard, in order to comply with National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), a copy of the Notice of Change of Auditor prepared in respect of the removal of MNP LLP and the appointment of KPMG LLP, the response letter of MNP LLP and the response letter of KPMG LLP (collectively, the "Reporting Package") were reviewed by the Board and have been attached as Schedule "D" to this Information Circular. A copy of the Reporting Package has been filed with the applicable securities regulatory authorities. Pursuant to the Reporting Package, the Corporation confirms that there were no reservations or modified opinions on the auditor's reports on the annual financial statements of the Corporation for the fiscal year ending December 31, 2018 and any subsequent period to the fiscal year ended December 31, 2018 and before November 9, 2019 for which an audit report was prepared and issued, and there were no reportable events as defined in section 4.11 of NI 51- 102.

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual meeting. The Board, upon the recommendation of the Audit Committee, proposes that KPMG LLP be appointed as auditors of the Corporation and that the directors of the Corporation be authorized to determine their compensation. KPMG LLP have acted as auditors of the Corporation since November 9, 2019.

Unless otherwise instructed to abstain from voting with regard to the appointment of auditors, the persons named in the enclosed form of proxy intend to vote in favour of: (i) the appointment of KPMG LLP as auditors of the Corporation; and (ii) authorizing the directors of the Corporation to determine the compensation of KPMG LLP in such capacity. In order for the resolutions to be passed, approval by at least a majority of the Common Shares voted in respect thereof at the Meeting voted in respect thereof at the Meeting, whether present in person or by proxy, is required.

The following table indicates the aggregate fees billed to the Corporation by its auditors in respect of its 2018 and 2019 fiscal years:

MNP LLP:

Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2018	$106,000	$5,000	Nil	Nil

KPMG LLP:

Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2018	Nil	Nil	Nil	Nil
2019	$361,660	$290,163	$14,757	$34,685

APPROVAL OF EQUITY INCENTIVE PLAN

The Corporation maintains a 10% "rolling" equity incentive option plan (the "Equity Incentive Plan") in accordance with Policy 4.4 - Incentive Stock Options of the Corporate Finance Manual of the Exchange, a copy of which is attached as Schedule "A" to this Information Circular.

At the Meeting, Shareholders of the Corporation will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution in the form set out below, approving the Equity Incentive Plan. The Equity Incentive Plan is unamended from the version previously approved by shareholders at the Annual and Special Meeting held on June 12, 2019.

The Equity Incentive Plan provides for the grant of incentive stock awards, including incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and other awards based on common stock. Under the Equity Incentive Plan, these awards are available to employees, consultants, and directors of the Corporation.

The maximum number of Common Shares which may be reserved and set aside for issuance upon the grant or exercise of awards under the Equity Incentive Plan will be 10% of the Corporation's issued and outstanding share capital at the time of any grant.

The Equity Incentive Plan is administered by the Board, which has the authority to delegate administration of the Equity Incentive Plan to one or more of its committees. All awards granted under the Equity Incentive Plan are governed by an award agreement and vest in accordance with the vesting schedule set forth in such agreement. The Board may choose to accelerate the vesting schedule upon a change of control. The exercise price for incentive and non-statutory stock options granted under the Equity Incentive Plan shall not be less than the Discounted Market Price (as defined in the policies of the Exchange), or such other price as permitted pursuant to a waiver obtained from the Exchange, of Common Shares on the effective date of grant of the option; provided however, that no incentive stock option granted to a participant holding 10% or more of the Common Shares shall have an exercise price per Common Share that is less than one hundred ten percent (110%) of the fair market value of a Common Share on the effective date of grant of the option. The term of each option shall be fixed by the Board, but no option shall be exercisable more than ten years after the date the option is granted. In the case of an incentive stock option that is granted to a participant who, on the grant date, owns 10% of the voting power of all classes of the Common Shares, the term of such option shall be no more than five years from the date of grant.

All awards granted under the Equity Incentive Plan are non-assignable and non-transferable. The Equity Incentive Plan provides that, during the lifetime of a participant, an award shall be exercisable only by a participant or a participant’s guardian or legal representative. An award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of a participant or a participant’s beneficiary, except transfer by will or by the laws of descent and distribution.

The Board may, at any time, amend, suspend or terminate the Equity Incentive Plan. To the extent required under the rules of any securities exchange or market system on which the Common Shares are listed, amendments to the Equity Incentive Plan shall be subject to approval by the Corporation’s shareholders entitled to vote at a meeting of shareholders.

Resolutions Approving the Corporation's Equity Incentive Plan

At the Meeting, shareholders will be asked to consider and, if deemed advisable, approve the following resolution:

"BE IT RESOLVED, as an ordinary resolution, that:

1.	The Equity Incentive Plan of the Corporation (the "Plan") approved by the Board, and in the form attached to the Information Circular of the Corporation dated November 30, 2020, is hereby approved.

2.	The Corporation is hereby authorized to issue awards under the Plan to acquire up to 10% of the issued and outstanding Common Shares in the capital of the Corporation in accordance with the terms of the Plan.

3.	The board of directors of the Corporation is hereby authorized to make any changes to the Plan as may be required by the TSX Venture Exchange.

4.	Any one director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and filings, and to do or cause to be done all such acts and things, as in the opinion of such director may be necessary or desirable in order to carry out the terms of these resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote in favour of the aforementioned resolutions. In order for the resolutions to be passed, approval by at least a majority of the Common Shares voted in respect thereof at the Meeting, whether present in person or by proxy, is required.

CONSOLIDATION OF COMMON SHARES

At the Meeting, shareholders will be asked to approve an ordinary resolution authorizing the consolidation of the outstanding Common Shares at a ratio of up to 3 pre-consolidation Common Shares for every 1 post-consolidation Common Share, or such other ratio as may be determined by the board of directors of the Corporation in its sole discretion, subject to compliance with applicable securities laws (including listing requirements of any applicable stock exchange) and approval by the Exchange (the "Consolidation"). The Consolidation is also subject to applicable regulatory approval, including the approval of the Exchange. The Corporation intends to complete the Consolidation in order to assist the Corporation in meeting certain NASDAQ listing requirements.

If approved and implemented, the Consolidation will occur simultaneously for all of the outstanding Common Shares. The Consolidation ratio will be the same for all Common Shares and will affect all holders of Common Shares uniformly and will not affect any shareholder's percentage ownership interest in the Corporation, except to the extent that the Consolidation would otherwise result in any shareholder owning a fractional Common Share.

No fractional Common Shares shall be issued pursuant to the Consolidation. In the event that the Consolidation would result in a shareholder being entitled to a fractional Common Share, then such fractional Common Share shall be rounded down to the nearest whole number. In calculating such fractional interest, all Common Shares registered in the name of a holder of Common Shares or an intermediary shall be aggregated.

Furthermore, each outstanding stock option, warrant, convertible debenture or other security of the Corporation convertible into pre-consolidation Common Share that has not been exercised or cancelled prior to the effective date of the implementation of the Consolidation will be adjusted pursuant to the terms thereof on the same Consolidation ratio described above, and each holder of such pre-Consolidation convertible securities will become entitled to receive post-consolidation Common Shares pursuant to such adjusted terms.

Shareholders of the Corporation are specifically advised that the proposed resolution approving the Consolidation grants the directors of the Corporation the discretion to revoke the resolution and not proceed with the Consolidation without further approval of the shareholders. If approved by the shareholders, the directors, in their discretion, if at all, shall make the decision with respect to the timing of the Consolidation and the final consolidation ratio.

If the Consolidation Resolution is approved by the shareholders and implemented by the directors of the Corporation, the registered shareholders will be required to exchange the share certificates representing their pre-Consolidation Common Shares for new share certificates representing the post-Consolidation Common Shares to which they are entitled. In order to receive certificates representing post- Consolidation Common Shares if the Consolidation is implemented, a registered shareholder must complete, sign and date the form of letter of transmittal to be delivered to shareholders following the implementation of the Consolidation and return it together with the certificates evidencing such pre- Consolidation Common Shares and such other documents as may reasonably be requested by the Corporation's transfer agent. The letter of transmittal will contain instructions on how to complete the letter of transmittal and surrender share certificates representing pre-Consolidation Common Shares to the Corporation's transfer agent, which will then forward to each registered shareholder who has sent the required documents a new share certificate representing the number of post-Consolidation Common Shares to which such shareholder is entitled. Until surrendered, each share certificate representing pre- Consolidation Common Shares will be deemed for all purposes to represent the number of whole post- Consolidation Common Shares to which the holder thereof is entitled as a result of the Consolidation. Registered shareholders should not destroy any share certificates and should not submit any share certificates until such time, if any, that the Consolidation is completed. The Corporation will publicly announce if and when the Consolidation is implemented.

There can be no assurance that the market price of the post-Consolidation Common Shares will increase as a result of the Consolidation. The marketability and trading liquidity of the post-Consolidation Common Shares may not improve. The Consolidation may result in some shareholders owning "odd lots" of Common Shares which may be more difficult for such shareholders to sell or which may require greater transaction costs per share to sell.

Ordinary Resolution Approving Consolidation

At the Meeting, shareholders will be asked to consider and, if deemed advisable, approve the following resolution:

"BE IT RESOLVED THAT:

1.	The outstanding common shares of the Corporation (the "Common Shares") be consolidated on the basis of 1 post-consolidation Common Share for up to each 3 pre-consolidation Common Shares, or such other consolidation ratio as may be determined by the board of directors of the Corporation in its sole discretion (the "Consolidation"), subject to compliance with applicable securities laws (including listing requirements of any applicable stock exchange) and approval by the TSX Venture Exchange.

2.	Following the Consolidation, holders of less than 1 Common Share immediately following the completion of the Consolidation shall not be entitled to receive a fractional Common Share. In the event that the Consolidation would result in a shareholder being entitled to a fractional Common Share, then such fractional Common Share shall be rounded down to the next lowest whole number. In calculating such fractional interest, all Common Shares registered in the name of a holder of Common Shares or an intermediary shall be aggregated.

3.	The number of Common Shares which the Corporation is authorized to issue shall remain unchanged at an unlimited number of Common Shares.

4.	Any one director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and filings, and to do or cause to be done all such acts and things, as in the opinion of such director may be necessary or desirable in order to carry out the terms of these resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

5.	The board of directors of the Corporation is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.

6.	Upon the date determined by the board of directors, these resolutions shall be deposited at the Corporation's records office."

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote in favour of the aforementioned resolutions. In order for the resolutions to be passed, approval by at least a majority of the Common Shares voted in respect thereof at the Meeting, whether present in person or by proxy, is required.

APPROVAL OF THE CREATION OF A NEW CLASS OF PREFERRED SHARES

At the Meeting, shareholders will be asked to approve a special resolution authorizing an amendment to the Notice of Articles and Articles of the Corporation to create a new class of preferred shares.

Current authorized capital

The Corporation's current authorized capital consists of an unlimited number of Common Shares.

New class of preferred shares

The Board is of the opinion that it is in the best interests of the Corporation to amend the articles of the Corporation to authorize the issuance of an unlimited number of "blank check" preferred shares, issuable in series, with such rights, privileges, restrictions and conditions as the Board may determine from time to time ("Preferred Share Authorization"). The term "blank check" preferred share refers to a class of preferred share for which the designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof are determined by the board of directors of a company.

The Board is of the opinion that establishing a class of "blank check" preferred shares will provide maximum flexibility with respect to future financing transactions which could be deemed strategic in nature, and other transactions which the Board believes are in the best interests of the Corporation. A "blank check" preferred share is commonly authorized by publicly traded companies and is frequently used as a means of raising capital, strategic transactions in which the parties see unique synergies making certain types of acquisitions. In particular, in recent years, a number of publicly-listed companies have utilized senior classes of securities to raise capital, with the terms of those securities being highly negotiated and tailored to meet the needs of both investors and the issuing companies. Such senior securities typically include liquidation and dividend preferences, voting rights, conversion privileges and other rights not found in common shares. The Board presently lacks the authority to issue preferred shares and, accordingly, are limited to issuing common shares or debt securities to raise capital. By authorizing a class of "blank check" preferred shares, the Board will have greater flexibility in structuring financings and other transactions which the Board believes are in the best interests of the Corporation.

Principal Effects of the Preferred Share Authorization

The issuance of any preferred shares of the Corporation (the "Preferred Shares") may adversely affect the rights of the holders of the Common Shares. If the Corporation issues Preferred Shares, such Preferred Shares will include certain designations, rights, qualifications, preferences, limitations and terms, any of which may dilute the voting power and economic interest of the holders of the Common Shares. For example, in the absence of a proportionate increase in the earnings and book value of the Corporation, an increase in the aggregate number of outstanding shares caused by the issuance of Preferred Shares would dilute the earnings per share and book value per share of all outstanding Shares. In addition, in a liquidation the holders of Preferred Shares (the "Preferred Shareholders") may be entitled to receive a certain amount per Preferred Share before the holders of Common Shares receive any distribution. In addition, the Preferred Shareholders may be entitled to vote, and such votes may dilute the voting rights of the holders of Common Share when the Corporation seeks to take corporate action. Preferred Shares also may be convertible into Common Shares. Furthermore, Preferred Shares could be issued with certain preferences over the Common Shares with respect to dividends or the power to approve the declaration of a dividend. The aforementioned are only examples of how Preferred Shares, if issued, could result in:

•	reduction of the amount of funds otherwise available for payment of dividends on the Common Shares;
•	restrictions on dividends on the Common Shares;
•	dilution of the voting power of the Common Shares; and
•	restrictions on the rights of the holders of Common Shares to share in the Corporation's assets on liquidation until satisfaction of any liquidation preference granted to the holders of Preferred Shares.

In addition to financing purposes, the Board could also issue Preferred Shares that may, depending on the terms of such series, make more difficult or discourage an attempt to obtain control of the Corporation by means of a merger, takeover, proxy contest or other means. When, in the judgment of the Board, this action would be in the best interests of the Corporation, such Preferred Shares could be used to create voting or other impediments or to discourage persons seeking to gain control of the Corporation. Such Preferred Shares also could be privately placed with purchasers favourable to the Board in opposing such action. In addition, the Board could authorize holders of Preferred Shares to vote either separately as a class or with the holders of Common Shares on any merger, sale or exchange of assets by the Corporation or any other extraordinary corporate transaction. The existence of the additional authorized shares could have the effect of discouraging unsolicited takeover attempts. The issuance of Preferred Shares also could be used to dilute the stock ownership of a person or entity seeking to obtain control of the Corporation should the Board consider the action of such entity or person not to be in the best interests of the Corporation. The issuance of Preferred Shares also could be used to entrench current management or deter an attempt to replace the Board by diluting the number or rights of shares held by individuals seeking to control the Corporation by obtaining a certain number of seats on the Board.

Dissent Rights

Under the Business Corporations Act (British Columbia) ("BCBCA"), shareholders do not have dissent rights with respect to the Preferred Share Authorization.

Special Resolutions Approving the Preferred Share Authorization

At the Meeting, shareholders will be asked to consider and, if deemed advisable, approve the following resolution (the "Preferred Shares Resolution"):

"BE IT RESOLVED THAT:

1.	The Notice of Articles and Articles of the Corporation be amended to add thereto a class of preferred shares, unlimited in number and issuable in series, substantially in the form attached as Schedule "B" to the Management Information Circular of the Corporation dated November 30, 2020, with such rights, privileges, restrictions and conditions as the board of directors of the Corporation may determine from time to time (the "Preferred Share Authorization").

2.	Any director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute and deliver or cause to be delivered a Notice of Alteration to the Director under the Business Corporations Act (British Columbia) at such time as the board of directors of the Corporation determines to implement the Preferred Share Authorization.

3.	The alterations to the Notice of Articles and Articles of the Corporation to implement the Preferred Share Authorization shall not take effect until these resolutions are signed and received for deposit at the Corporation's records office and:

(a)       the Notice of Alteration is electronically filed with the British Columbia Registrar of Companies; and

(b)	the Notice of Articles is altered to reflect the alterations set out in these resolutions.

4.	Any one director of the Corporation is hereby authorized, for and on behalf of the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and filings, and to do or cause to be done all such acts and things, as in the opinion of such director may be necessary or desirable in order to carry out the terms of these resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing."

If the special resolution to create the new "blank check" preferred shares and amend the Articles is approved, shareholders will not be required to approve the issuance of any series of preferred shares if and when the Board decides to create and issue any such series.

Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote in favour of the aforementioned resolutions. In order for the resolutions to be passed, approval by the holders of not less than two-thirds of the Common Shares voted in respect thereof at the Meeting, whether present in person or by proxy, is required.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of shareholders, but that it also promotes effective decision-making at the Board level.

Effective June 30, 2005, the Canadian Securities Administrators adopted National Policy 58-201 - "Corporate Governance Guidelines" (the "Guidelines") and National Instrument 58-101 - Disclosure of Corporate Governance Practices which requires that each reporting issuer annually disclose its corporate governance practices.

The following disclosure is based on the disclosure requirements of the Guidelines.

Board Mandate

The Board's responsibility is to supervise and oversee management of the Corporation in accordance with the highest standards of ethical conduct and to act with a view to the best interests of the Corporation and its shareholders. In the discharge of this responsibility, the Board oversees and reviews, directly or through its various committees, the Corporation's results of operations and business initiatives, and identifies and oversees the management of principal business risks affecting the Corporation. The Board is also responsible for reviewing its size and the compensation paid to its members to ensure that the Board can fulfill its duties effectively and that its members are adequately compensated for assuming the risks and carrying out the responsibilities of their positions.

Current Directorships in Other Issuers

As of the date of this Information Circular, Russel H. McMeekin is also a director of Newgioco Group Inc. (OTCQB:NWGI) and Pool Safe Inc. (TSXV:POOL), which is listed on the OTCQB. None of the other directors of the Corporation are directors of other issuers that are also reporting issuers (or the equivalent) in a territory of Canada or in a foreign territory.

Orientation and Continuing Education

The Board encourages directors to take relevant training programs offered by different regulatory bodies and educational service providers and industry associations,and gives them the opportunity to expand their knowledge about the nature and operations of the Corporation's business.

Composition and Operation of the Board

The Guidelines recommend that a majority of directors of a listed corporation be "independent" as defined by National Instrument 52-110 - Audit Committees ("NI 52-110"). An independent director is a director who does not have any direct or indirect material relationship with the issuer. "Material relationship" is defined as a relationship which could, in the view of the Corporation's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. NI 52-110 further sets out certain relationships which are deemed to be material relationships.

The Board currently has six members. Each director is elected annually by the shareholders and serves for a term that will end at the Corporation's next annual meeting. For the upcoming year the Board believes that six directors is a sufficient number to ensure that the Board will be comprised of directors with a broad range of experience and expertise and will be able to function independently of management.

Given the above determinations, the Board has determined that out of the six members of the Board, three of the members (representing 50% of the Board) are independent, with Mr. McMeekin, Mr. Sicuro and Mr. Lanza being the non-independent members of the Board.

	Committees
Board Members	Year Appointed	Independent	Audit Committee	Corporate Governance and Nominating Committee	Compensation Committee	Technology Oversight Committee
Russel H. McMeekin	2017					✓
Michael Allman	2017	✓	✓	Chair	Chair	✓
Michael A. Sicuro	2017
Costantino Lanza	2017					Chair
Elizabeth MacLean	2019	✓	Chair	✓	✓	✓
Ian Russell	2019	✓	✓	✓	✓	✓

Additional information for each of the directors can be found under the heading "Election of Directors".

Ethical Business Conduct

A director, in the exercise of his or her functions and responsibilities, must act with complete honesty and good faith in the best interests of the Corporation. They must also act in accordance with the applicable laws, regulations and policies. In the event of a conflict of interest, a director is required to declare the nature and extent of any material interest they have in any important contract or proposed contract of the Corporation, as soon as they have knowledge of the agreement or of the Corporation's intention to consider or enter into the proposed contract. In such circumstances, the director in question shall abstain from voting on the subject.

Board Committees

The Corporation has four committees of the Board, namely, the Audit Committee, the Corporate Governance and Nominating Committee, the Compensation Committee, and the Technology Oversight Committee. The Board does not have any other standing committees.

The Board has not developed a written position description for the committee chairs beyond what is stated in each committee's charter. The committee chairs are expected to supervise the activities of their respective committees and to ensure that such committees are taking all steps necessary to fulfill their respective mandates.

Audit Committee

The members of the Audit Committee are Ms. MacLean, as Chairperson, Mr. Allman and Mr. Russell. Each of the members of the Audit Committee are "independent" for the purposes of NI 52-110. All members of the Audit Committee are "financially literate" for the purposes of NI 52-110.

All three members of the Audit Committee have been senior officers and/or directors of publicly traded companies or have been business executives, in each case with the responsibility of performing financial functions, for a number of years. In these positions, each such director has been responsible for receiving financial information relating to the entities of which they were directors, officers or executives. They have, or have developed, an understanding of financial statements generally and of how statements are used to assess the financial position of a company and its operating results. Each member of the Audit Committee also has a significant understanding of the business in which the Corporation is engaged and has an appreciation for the relevant accounting principles used in the Corporation`s business.

Further, each member has the requisite education and experience that has provided the member with:

•	an understanding of the accounting principles used by the Corporation to prepare the Corporation's financial statements;

•	the ability to assess the general application of the above-noted principles in connection with estimates, accruals and reserves;

•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising individuals engaged in such activities; and

•	an understanding of internal controls and procedures for financial reporting.

The Audit Committee's primary responsibility is to assist the Board in discharging its oversight responsibilities with respect to financial matters and compliance with laws and regulations. The Audit Committee's specific responsibilities with respect to its oversight of financial matters include, among other things: to select, evaluate, monitor the independence of, and recommend an auditor to the Board for appointment or reappointment, as the case may be, by the Corporation`s shareholders and make recommendations with respect to the auditor's compensation; to review and determine the auditor's fee and the terms of the auditor's engagement and inform the Board thereof; where the Audit Committee may deem it appropriate, to recommend to the Board that the auditor be terminated; to meet with senior management without the auditor present to discuss the performance of the auditor; to pre-approve any audit services, and any non-audit services permitted under applicable law, to be performed by the auditor; to review and approve the audit plan; to review with senior management and the auditor the annual audited consolidated financial statements, together with the auditor's report thereon and the interim financial statements, before recommending them to the Board, and review with senior management and the auditor the relevant management's discussion and analysis relating thereto; to review other financial reporting and disclosures, including earnings press releases and other press releases disclosing financial information and all other financial statements of the Corporation that require approval by the Board before they are released to the public; to oversee the integrity of the Corporation`s financial reporting processes and disclosures, including its internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements, and to report regularly to the Board on such matters; to oversee the Corporation's risk management function; to review with senior management the status of taxation matters; and to review and oversee the Corporation`s investment strategies and policies.

The Audit Committee reviews and pre-approves all audit and non-audit services to be provided to the Corporation by its external auditors on an annual basis. Before the appointment of the external auditor for any non-audit service, the Audit Committee considers the compatibility of the service with the auditor's independence.

Audit Committee Charter

The responsibilities and duties of the Audit Committee are set out in the committee's charter, the text of which is attached as Schedule "C" to this Information Circular.

Audit Committee Oversight

At no time has a recommendation of the Audit Committee to nominate or compensate an external auditor not been adopted by the Board.

Exemption

The Corporation is a "venture issuer" as defined in NI 52-110 and is relying on the exemption in section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations) of NI 52- 110.

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are Mr. Allman, as Chairperson, Mr. Russell and Ms. MacLean. All of the members of the Corporate Governance and Nominating Committee are independent.

The Corporate Governance and Nominating Committee's principal responsibilities include:

•	developing and recommending to the Board criteria for selecting board and committee members;

•	establishing procedures for identifying and evaluating director candidates, including nominees recommended by shareholders;

•	identifying individuals qualified to become board members;

•	recommending to the Board the persons to be nominated for election as directors and to each of the Board's committees;

•	reviewing and making recommendations to the Board regarding the appointment and succession of the Corporation's directors and officers;

•	developing and recommending to the Board a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of the Board, its committees and management.

The Corporate Governance and Nominating Committee regularly reviews the current profile of the Board, including the representation of various areas of expertise, experience and diversity, to ensure that the Board has a sufficient range of skills, expertise and experience to enable it to carry out its duties and responsibilities effectively.

Compensation Committee

The members of the Compensation Committee are Mr. Allman, as Chairperson, Mr. Russell and Ms. MacLean. All of the members of the Compensation Committee are independent.

The Compensation Committee's principal responsibilities include:

•	acting in an advisory capacity to the Board;

•	reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluating the performance of the Chief Executive Officer in light of those corporate goals and objectives and determining (or making recommendations to the Board with respect to) the compensation level of the Chief Executive Officer based on this evaluation;

•	making recommendations to the Board with respect to compensation, incentive- compensation plans and equity-based plans of the officers, other than the Chief Executive Officer, and directors;

•	reviewing and approving, prior to public disclosure, all public disclosure on executive compensation and producing a report on executive officer compensation for inclusion in the Corporation's management information circular and proxy statement;

•	in conjunction with the Corporate Governance and Nominating Committee, overseeing the evaluation of, and report to the Board on, the performance of the management of the Corporation; and

•	conducting an annual performance evaluation of the Compensation Committee.

Technology Oversight Committee

The members of the Technology Oversight Committee are Mr. Lanza, as Chairperson, Mr. McMeekin Elizabeth MacLean, Mr. Allman and Mr. Russell. Of the members of the Technology Oversight Committee, Ms. MacLean, Mr. Allman and Mr. Russell are independent.

The Technology Oversight Committee will oversee the overall technology strategy of the Corporation. The Technology Oversight Committee’s responsibilities shall include:

•	meeting with the technical management team of the Corporation at least once per calendar quarter;

•	assessing whether the product delivery schedule is being met and whether it needs to be adjusted;

•	ensuring that all third-party software used by the Corporation is properly licensed;

•	making recommendations to the Board concerning the technology strategy, roadmap and investment plans of the Corporation;

•	assessing the health and oversight of the execution of the technology strategies of the Corporation; including architecture, use of open source software, development best practices and third-party dependencies;

•	ensuring that best practice Q&A policies and procedures are in place and are adhered to;

•	assessing the scope and quality of the Corporation’s intellectual property, including its support of the Corporation’s approved business plan;

•	providing guidance on technology as it may pertain to market entry and exit, investments, mergers, acquisitions and divestitures, research and development investments, and key competitor and partnership strategies; and

•	performing such other duties and responsibilities as are enumerated in and consistent with its charter.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation's philosophy, objectives and processes regarding compensation of the individuals who carried out the roles of the Chief Executive Officer and the Chief Financial Officer of the Corporation at any point during the year ended December 31, 2019 and the most highly compensated executive officer of the Corporation, other than the Chief Executive Officer and Chief Financial Officer, whose total compensation was, individually, more than $150,000 for the 12 months ended December 31, 2019 (each a "Named Executive Officer" and collectively, the "Named Executive Officers").

Compensation Committee

The administration of the Corporation's compensation practices is handled by the Compensation Committee.

Among other things, the Compensation Committee's role is to ensure that the total compensation paid to the Corporation's executive officers, including the Named Executive Officers, is fair, reasonable and competitive. In the course of reviewing and recommending to the Board the compensation of executive officers other than the Chief Executive Officer, the Compensation Committee annually reviews the performance of the executive officers with the Chief Executive Officer, and the Chief Executive Officer makes recommendations to the Compensation Committee regarding their compensation.

The Compensation Committee will evaluate the performance of the Chief Executive Officer, based on its evaluation, review and make recommendations to the Board with respect to all direct and indirect compensation, benefits and perquisites (cash and non-cash) for the Chief Executive Officer based on such evaluation. The Compensation Committee will also review and make recommendations to the Board with respect to compensation, benefits and perquisites for all other senior executive officers of the Corporation, incentive-compensation plans and equity-based plans, and policies regarding management benefits and perquisites.

Neither the Board nor any committee of the Board has formally established a mechanism to consider the implications of the risks associated with the Corporation's compensation policies and practices. However, the Board and the Compensation Committee inherently consider these risks. The Compensation Committee reviews and manages the policies and practices of the Corporation and ensures that they are aligned with the interests of the shareholders. The Compensation Committee reviews, among other things, the overall compensation and the annual salary increases of the executive officers of the Corporation while keeping as a reference both the financial performance of the Corporation and the turnover risk for the Corporation. The Board also addresses risk related to compensation policies in the context of compensation mechanisms that are linked to the achievement of certain goals or targets (e.g. short term and long-term objectives), both financial and otherwise. The Board is involved in the supervision of key projects and initiatives of the Corporation and the manner in which they are being carried out. Consequently, the Board is in a position where it can control significant risks that may be taken by the Corporation's management and ensures that those risks remain appropriate and that members of management do not expose the Corporation to excessive risks.

Each member of the Compensation Committee has direct experience relevant to compensation matters resulting from their respective current and past backgrounds and/or roles. The members of the Compensation Committee have experience dealing with compensation matters in large and small organizations, including public companies.

The Corporation does not have a policy in place that limits the ability for directors or Named Executive Officers to hedge the shares of the Corporation that they own. However, none of the current directors or Named Executive Officers of the Corporation are hedging any of the shares of the Corporation that they own.

Compensation Process

The Corporation has no formal or informal policy or target for allocating compensation between long- term and short-term compensation, between cash and non-cash compensation, or among the different forms of non-cash compensation. Instead, the Board determines subjectively what it believes to be the appropriate level and mix of the various compensation components based on the recommendations of the Compensation Committee.

Compensation Objectives

The Corporation's compensation philosophy for Named Executive Officers is designed to attract well- qualified individuals by paying modest base salaries plus short and long-term incentive compensation in the form of equity-based or other suitable long-term incentives. In making its determinations regarding the various elements of executive compensation, the Board has utilized published studies of compensation paid in comparable businesses, specifically the 2016 study conducted by Culpepper and Associates. These studies have been used to ensure that the compensation received by the Board will be in line with industry standards.

The duties and responsibilities of the Chief Executive Officer are typical of those of a business entity of the Corporation's size in a similar business and include direct reporting responsibility to the Chairman of the Board, overseeing the activities of all other executives of the Corporation, representing the Corporation, providing leadership and responsibility for achieving corporate goals and implementing corporate policies and initiatives.

The objectives of the Corporation's executive compensation program are as follows:

•	to attract, retain and motivate talented executives who create and sustain the Corporation's continued success;

•	to align the interests of the Corporation's executives with the interests of the Corporation's shareholders; and

•	to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar businesses in appropriate regions.

The Corporation believes that its current compensation programs are structured to support the achievement of the foregoing strategic objectives.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics. The Corporation expects to undergo significant growth and is committed to retaining its key executives for the next several critical years, but at the same time ensuring that executive compensation is tied to specific corporate goals and objectives. The Corporation's executive compensation program has been designed to reward executives for reinforcing the Corporation's business objectives and values, for achieving the Corporation's performance objectives and for their individual performances.

Elements of Compensation

The Corporation seeks to achieve the compensation objectives described earlier through different elements of compensation, including salary and both short-term and long-term incentive plans, with the incentives having both equity and non-equity components. The Corporation believes that these various elements are important to effectively achieve the objectives of its executive compensation philosophy.

The elements of the Named Executive Officers' compensation are:

(a)	base salaries;

(b)	performance bonuses; and

(b)       equity incentive grants.

There is no regulatory oversight of the Corporation's compensation process for the Named Executive Officers.

Base Salary

The Corporation pays its executive officers a base salary to compensate them for services rendered during a fiscal year. Base salaries are determined for each executive officer based on an evaluation of such officer's experience, skills, knowledge, scope of responsibility and performance. Base salary levels are reviewed and considered annually, and from time to time adjustments may be made to base salary levels based upon promotions or other changes in job responsibility or merit-based increases based on assessments of individual performance.

The base salary review of any executive officer will take into consideration the current competitive market conditions, experience, proven or expected performance, and the particular skills of the executive officer. Base salary is not evaluated against a formal "peer group".

Performance Bonuses

In addition to a base salary, the Named Executive Officers are eligible to receive performance-based bonuses meant to motivate the Named Executive Officers to achieve shorter-term goals. The pre- established, quantitative target(s) used to determine performance bonuses will be set by the Board or a committee thereof each fiscal year. Awards under the plan will be made by way of cash payments only, which payments will be made at the end of the relevant fiscal year. Each Named Executive Officer will be measured against the financial targets within his or her control and, while overall company performance is part of the plan, individual targets will represent the highest percentage of the plan payout. The cash bonuses are primarily designed to align the financial interests of the Corporation's executives with the interests of the Corporation's shareholders.

Equity Based Compensation

The executive officers are eligible to receive option, restricted stock or other equity and equity-linked awards under the Equity Incentive Plan. The Corporation intends for equity awards to be an integral part of its overall compensation program as the Corporation believes that the long-term performance of the Corporation will be enhanced through the use of equity-based awards that reward executive officers for increasing long-term shareholder value. The Corporation also believes that such awards will promote an ownership perspective among its executive officers and encourage executive retention. Equity based compensation awarded to executive officers (including Named Executive Officers) will typically be subject to time-based vesting provisions. The Corporation does not have any formal policy regarding when equity-based compensation is to be granted or the size of any given grant. In determining the number of awards to be granted to executive officers, the Compensation Committee takes into account the individual's position, scope of responsibility, ability to affect profits and shareholder value and the value of the awards in relation to other elements of the individual executive officer's total compensation, including base salary and cash bonuses. When considering equity or equity-linked awards to an executive officer, consideration of the number of awards previously granted to the executive may be taken into account, however, the extent to which such prior awards remain subject to resale restrictions will generally not be a factor.

Broad-Based Benefits Programs

All full-time employees, including the Corporation's Named Executive Officers, may participate in the Corporation's health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance. The Corporation does not intend to provide perquisites or personal benefits to its Named Executive Officers that are not otherwise available to other employees generally.

Pension Plan Benefits

The Corporation does not have a defined benefits pension plan, a defined contribution plan or a deferred compensation plan.

Summary Compensation Table

As of December 31, 2019, the Corporation had three Named Executive Officers: Russel H. McMeekin, Michael A. Sicuro and Costantino Lanza.

The following table sets out the compensation paid or payable to the Named Executive Officers of the Corporation for the two most recently completed financial years, being the fiscal years ended December 31, 2018 and December 31, 2019:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	All other compensation ($)	Total compensation ($)
Russel H. McMeekin(1)	2019	$250,000USD	Nil	Nil	Nil	Nil	$250,000USD(1)
Director, President and Chief Executive Officer	2018	$250,000USD	Nil	Nil	Nil	Nil	$250,000USD
Costantino Lanza(2)	2019	$250,000USD	Nil	Nil	Nil	Nil	$250,000USD(2)
Director and Chief Growth Officer	2018	$250,000USD	Nil	Nil	Nil	Nil	$250,000USD
Michael A. Sicuro(3)(4)	2019	$250,000USD	Nil	Nil	Nil	Nil	$250,000USD(3)
Director Chief Investment Officer and Corporate Secretary	2018	$250,000USD	Nil	Nil	Nil	Nil	$250,000USD
Chantal Schutz(5)	2019	$141,039CAD	Nil	Nil	Nil	Nil	$141,039CAD
Chief Financial Officer	2018	Nil	Nil	Nil	Nil	Nil	Nil
Darren Anderson(5)	2019	Nil	Nil	Nil	Nil	Nil	Nil
Former Chief Financial Officer	2018	$115,000CAD	N/A	N/A	N/A	N/A	$115,000CAD
Michael Allman Director	2019 2018	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Elizabeth MacLean(6)	2019	Nil	Nil	$48,000USD	Nil	Nil	$48,000USD
Director	2018	N/A	N/A	N/A	N/A	N/A	N/A
John Pitfield(7) Former Director	2019 2018	N/A Nil	N/A N/A	N/A N/A	N/A N/A	N/A N/A	N/A Nil
Cam Deacon(8) Former Director	2019 2018	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil	N/A Nil
Ian Russell(9)	2019	Nil	Nil	$17,539CAD	Nil	Nil	$17,539CAD
Director	2018	N/A	N/A	N/A	N/A	N/A	N/A

NOTES:

(1)	Inclusive of the total compensation, Mr. McMeekin received no compensation for his role as director of the Corporation.
(2)	Inclusive of the total compensation, Mr. Lanza received no compensation for his role as director of the Corporation.
(3)	Inclusive of the total compensation, Mr. Sicuro received no compensation for his role as director of the Corporation. Mr. Sicuro has elected to decline receipt of all cash compensation in his capacity as an officer of the Corporation for the fiscal year ending December 31, 2021.
(4)	Michael A. Sicuro served as the Chief Financial Officer of the Corporation from October 13, 2017 to October 16, 2018 during the applicable period.
(5)	Mr. Anderson served as the Chief Financial Officer of the Corporation from October 16, 2018 until January 10, 2019. Doug Garnhart replaced Mr. Anderson as the Chief Financial Officer of the Corporation on January 10, 2019, and Ms. Schutz replaced Mr. Garnhart as the Chief Financial Officer of the Corporation on May 27, 2019.
(6)	Ms. MacLean currently serves as a director of the Corporation and was appointed on October 15, 2018.
(7)	Ian Russel currently serves as a director of the Corporation and was appointed on September 3, 2019.

Employment, Consulting and Management Agreements

During the year ended December 31, 2019, the Corporation did not employ or retain any management companies to perform executive management services.

Compensation Securities

The below table sets out the compensation securities granted to the directors and Named Executive Officers in the financial year ended December 31, 2019.

Name and Principal Position	Type of Security	Number of Compensation Securities, Number of Underlying Securities, and Percentage of Class(1)	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date
Russel H. McMeekin	Restricted Stock Units(2)	75,000 (0.27% of class)	October 24, 2019	N/A	4.20	4.95	N/A
	Options(2)	75,000 (0.27% of class)	October 24, 2019	4.30	4.20	4.95	October 4, 2029
Costantino Lanza	Restricted Stock Units(2)	37,500 (0.14% of class)	October 24, 2019	N/A	4.20	4.95	N/A
	Options(2)	37,500 (0.14% of class)	October 24, 2019	4.30	4.20	4.95	October 4, 2029
Michael A. Sicuro	N/A	N/A	N/A	N/A	N/A	4.95	N/A
Chantal Schutz	Restricted Stock Units(3)	25,000 (0.09% of class)	October 24, 2019	N/A	4.20	4.95	N/A

	Options(3)	25,000 (0.09% of class)	October 24, 2019	3.90	4.20	4.95	May 24, 2029
Michael Allman	N/A	N/A	N/A	N/A	N/A	4.95	N/A
Elizabeth MacLean	Options(4)	25,000 (0.09% of class)	October 24, 2019	4.00	4.20	4.95	October 15, 2023
Ian Russell	Options(5)	15,000 (0.06% of class)	October 24, 2019	3.95	4.20	4.95	September 3, 2024

NOTES:

(1)	Percentage of class of Common Shares as at the date of this Information Circular.
(2)	The securities vest in three equal amounts on October 4, 2020, October 4, 2021 and October 4, 2022.
(3)	The securities vest in three equal amounts on May 24, 2020, May 24, 2021, and May 24, 2022.
(4)	One third of the options vested as of the date of the grant and one third of the options vest on each of October 15, 2020 and October 15, 2021.
(5)	The securities vest in three equal amounts on September 3, 2020, September 3, 2021, and September 3, 2022.

No compensation securities vested and no underlying Common Shares were issued pursuant to restricted stock unit awards for any directors or Named Executive Officers in the financial year ended December 31, 2019.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following chart details the number of Common Shares to be issued upon the exercise of outstanding securities issued under the Corporation’s Equity Incentive Plan, the weighted average exercise price of such securities and the number of Common Shares remaining available for issuance under the Equity Incentive Plan of the Corporation as at December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted - average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by securityholders	1,517,886 Common Shares(1)	$3.63(2)	66,992 Common Shares
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
TOTAL	1,517,886 Common Shares	$3.63	66,992 Common Shares

NOTES:

(1)	Total of 1,517,886 Common Shares issuable upon (i) exercise of 1,062,517 Common Share purchase options and (ii) vesting of 455,370 restricted share units.
(2)	Weighted average exercise price of Common Share purchase options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former directors, employees or executive officers of the Corporation or any associate of any such persons were indebted to the Corporation as at November 30, 2020.

None of the current or former directors, employees or executive officers of the Corporation and none of the associates of such persons is or has been indebted to the Corporation or any subsidiary thereof at any time since the beginning of the Corporation's most recently completed fiscal year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary thereof.

MANAGEMENT CONTRACTS

The management functions of the Corporation are performed by its directors and executive officers and the Corporation does not have management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of the Corporation.

AUDITED FINANCIAL STATEMENTS

The financial statements of the Corporation for the fiscal year ended December 31, 2019, together with the auditor's report thereon, will be submitted to the Meeting. Receipt at the Meeting of the financial statements and auditor's report will not constitute approval or disapproval of any matters referred to therein.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation provides insurance for the directors and officers of the Corporation against liability incurred by them in their capacities as directors or officers of the Corporation. The Corporation has a primary insurance policy which provides coverage to a total limit of $5,000,000, which provides for the protection of the personal liability of the directors and officers. The annual premium for the directors and officers liability policy is $90,000 in the aggregate, which is paid in full by the Corporation.

TRANSFER AGENT AND REGISTRAR

The Corporation's transfer agent and registrar for the Common Shares is AST Trust Company (Canada) at its office at 1600-1066 W. Hastings St., Vancouver, BC, V6E 3X1; telephone: 1 (604) 235-3701.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or executive officer or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Corporation or any associate or affiliate of the foregoing has or has had any material interest in any transaction since the commencement of the Corporation’s last completed fiscal year or in any proposed transaction which has materially affected or will materially affect the Corporation.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the Meeting other than as set forth in this Information Circular. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ENCLOSED FORM OF PROXY WILL BE USED TO VOTE ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

ADDITIONAL FINANCIAL INFORMATION

Additional financial information concerning the Corporation, including the Corporation's audited financial statements, the notes thereto, the auditor's report thereon and related management's discussion and analysis for the year ended December 31, 2019, can be found on the Corporation's profile on SEDAR at www.sedar.com.

APPROVAL OF BOARD

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by the directors of the Corporation.

The foregoing constitutes full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by the shareholders of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED as of the 30th day of November, 2020.

"Russel H. McMeekin"

Russel H. McMeekin
President and Chief Executive Officer
mCloud Technologies Corp.

SCHEDULE "A"

MCLOUD TECHNOLOGIES CORP.

2017 EQUITY INCENTIVE PLAN

1.	GENERAL.

(a)       Eligible Stock Award Recipients. Employees, Directors and Consultants are eligible to receive Stock Awards.

(b)       Available Stock Awards. The Plan provides for the grant of the following types of Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards and (vi) Other Stock Awards.

(c)       Purpose. The Plan, through the grant of Stock Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and provide a means by which the eligible recipients may benefit from increases in value of the Common Shares.

2.	ADMINISTRATION.

(a)       Administration by the Board. The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b)       Powers of the Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan and any applicable laws or listing requirements:

(i)       To determine (A) who will be granted Stock Awards; (B) when and how each Stock Award will be granted; (C) what type of Stock Award will be granted; (D) the provisions of each Stock Award (which need not be identical), including when a Participant will be permitted to exercise or otherwise receive cash or Common Shares under the Stock Award; (E) the number of Common Shares subject to, or the cash value of, a Stock Award; and (F) the Fair Market Value applicable to a Stock Award, it being understood that unless otherwise determined by the Board, all Stock Awards made to Employees, Directors or Consultants in connection with such Employee, Director or Consultant Participant being hired or retained by the Company will (I) if the date of hire or appointment does not fall within a blackout period (as determined in accordance with the insider trading policy of the Company), be made within 30 days following the date of hire or appointment, or (II) if the date of hire or appointment falls within a blackout period (as determined in accordance with the insider trading policy of the Company), be made effective as of the date of hire or appointment, subject in all cases to compliance with applicable Securities Laws and the rules and policies of the Exchange.

(ii)       To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Stock Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it will deem necessary or expedient to make the Plan or Stock Award fully effective.

(iii)	To settle all controversies regarding the Plan and Stock Awards granted under it.

(iv)       To accelerate, in whole or in part, the time at which a Stock Award may be exercised or vest (or the time at which cash or Common Shares may be issued in settlement thereof).

(v)       To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or a Stock Award Agreement, suspension or termination of the Plan will not materially impair a Participant’s rights under the Participant’s then-outstanding Stock Award without the Participant’s written consent except as provided in subsection (viii) below.

(vi)       To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or bringing the Plan or Stock Awards granted under the Plan into compliance with the requirements for Incentive Stock Options or ensuring that they are exempt from, or compliant with, the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. To the extent required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of the Plan. Except as otherwise provided in the Plan or a Stock Award Agreement, no amendment of the Plan will materially impair a Participant’s rights under an outstanding Stock Award without the Participant’s written consent.

(vii)       To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 422 of the Code regarding Incentive Stock Options or (B) Rule 16b-3.

(viii)       To approve forms of Stock Award Agreements for use under the Plan and to amend the terms of any one or more Stock Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Stock Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided, however, that a Participant’s rights under any Stock Award will not be materially impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, (1) a Participant’s rights will not be deemed to have been materially impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights, and (2) subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Stock Awards without the affected Participant’s consent

(A) to maintain the qualified status of the Stock Award as an Incentive Stock Option under Section 422 of the Code; (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Stock Award solely because it impairs the qualified status of the Stock Award as an Incentive Stock Option under Section 422 of the Code; (C) to clarify the manner of exemption from, or to bring the Stock Award into compliance with, Section 409A of the Code; or (D) to comply with other applicable laws or listing requirements.

(ix)       Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Stock Awards.

(x)       To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside Canada or the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Stock Award Agreement that are required for compliance with the laws of the relevant foreign jurisdiction).

(xi)       To effect, with the consent of any adversely affected Participant, (A) the reduction of the exercise, purchase or strike price of any outstanding Stock Award, provided that the requisite disinterested shareholder approval will be obtained for any reduction in the exercise, purchase or strike price of any outstanding Stock Award if the Participant is an Insider at the time of the proposed amendment; (B) the cancellation of any outstanding Stock Award and the grant in substitution therefor of a new (1) Option or SAR, (2) Restricted Stock Award, (3) Restricted Stock Unit Award, (4) Other Stock Award, (5) cash and/or (6) other valuable consideration determined by the Board, in its sole discretion, with any such substituted award (x) covering the same or a different number of Common Shares as the cancelled Stock Award and (y) granted under the Plan or another equity or compensatory plan of the Company; or (C) any other action that is treated as a repricing under generally accepted accounting principles.

(c)	Delegation to Committee.

(i)       General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee, as applicable). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii)       Rule 16b-3 Compliance. The Committee may consist solely of two or more Non- Employee Directors in accordance with Rule 16b-3 to the extent required under applicable law.

(d)       Delegation to an Officer. The Board may delegate to one or more Officers the authority to do one or both of the following: (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by applicable law, other Stock Awards) and, to the extent permitted by applicable law, the terms of such Stock Awards, and (ii) determine the number of Common Shares to be subject to such Stock Awards granted to such Employees; provided, however, that the Board resolutions regarding such delegation will specify the total number of Common Shares that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on the form of Stock Award Agreement most recently approved for use by the Committee or the Board, unless otherwise provided in the resolutions approving the delegation authority. The Board may not delegate authority to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) to determine the Fair Market Value pursuant to Section 13(v) below.

(e)       Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(f)	Investor Relations Activities.

(i)       Notwithstanding anything in the Plan to the contrary, any Stock Award granted to any Person retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months with no more than 1/4 of the total number of Common Shares subject to such Stock Award vesting in any three month period.

(ii)       The Board must, through the establishment of appropriate procedures, monitor the trading in the securities of the Company by all Participants performing Investor Relations Activities. Such procedures may include, for example, the establishment of a designated brokerage account through which the Participant conducts all trades in the securities of the Company or a requirement for such Participants to file insider trade reports with the Board.

3.	SHARES SUBJECT TO THE PLAN.

(a)	Share Reserve.

(i)       Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of Common Shares that may be issued pursuant to Stock Awards from and after the Effective Date will not exceed 10% of the Company’s issued and outstanding Common Shares at the time of any grant (the “Share Reserve”).

(ii)       For clarity, the Share Reserve in this Section 3(a) is a limitation on the number of Common Shares that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition to the extent permitted by any applicable laws or listing requirements, and such issuance will not reduce the number of shares available for issuance under the Plan.

(b)       Reversion of Shares to the Share Reserve. If a Stock Award or any portion thereof expires or otherwise terminates without having been exercised or without all of the shares covered by such Stock Award having been issued, such expiration or termination will not reduce (or otherwise offset) the number of Common Shares that may be available for issuance under the Plan.

(c)       Incentive Stock Option Limit. Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of Common Shares that may be issued pursuant to the exercise of Incentive Stock Options will be 2,000,000 Common Shares (it being understood that this amount is inclusive of the number of Common Shares included in the Share Reserve).

(d)       Stock Award Limits. Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments:

(i)       the aggregate number of Common Shares subject to Stock Awards granted to any one Person (and Exchange Companies wholly owned by that Person) in a 12-month period must not exceed 5% of the number of Common Shares issued and outstanding (on a non-diluted basis), calculated on the date a Stock Award is granted to the Person (unless the Company has obtained the requisite disinterested shareholder approval);

(ii)       the aggregate number of Common Shares subject to Stock Awards granted to Insiders of the Company in a 12-month period must not exceed 10% of the number of Common Shares issued and outstanding (on a non-diluted basis), calculated on the date a Stock Award is granted to the applicable Insider (unless the Company has obtained the requisite disinterested shareholder approval);

(iii)       the aggregate number of Common Shares subject to Stock Awards granted to any one Consultant in a 12-month period must not exceed 2% of the number of Common Shares issued and outstanding (on a non-diluted basis), calculated on the date a Stock Award is granted to the Consultant;

(iv)       the aggregate number of Common Shares subject to Stock Awards granted to all Persons retained to provide Investor Relations Activities must not exceed 2% of the number of Common Shares issued and outstanding (on a non-diluted basis) in any 12-month period, calculated on the date a Stock Award is granted to any such Person;

(v)       the aggregate number of Common Shares subject to Stock Awards granted to any one Person must not exceed 1% of the number of Common Shares issued and outstanding (on a non-diluted basis), calculated on the date the Stock Award is granted to any such Person (unless the Company has obtained the requisite disinterested shareholder approval);

(vi)       the aggregate number of Common Shares subject to Stock Awards granted to any one Person must not exceed 2% of the number of Common Shares issued and outstanding (on a non-diluted basis) in any 12-month period, calculated on the date a Stock Award is granted to any such Person (unless the Company has obtained the requisite disinterested shareholder approval); and

(vii)       no amendment to or reduction in the exercise or strike price of a Stock Award will be permitted if the Participant is an Insider of the Company at the time of the proposed amendment or reduction (unless the Company has obtained the requisite disinterested shareholder approval).

(e)       Source of Shares. The stock issuable under the Plan will be authorized but unissued or reacquired Common Shares, including shares repurchased by the Company on the open market or otherwise.

4.	ELIGIBILITY.

(a)       Eligibility for Specific Stock Awards. Incentive Stock Options may be granted only to employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; provided, however, that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any “parent” of the Company, as such term is defined in Rule 405, unless (i) the stock underlying such Stock Awards is treated as “service recipient stock” under Section 409A of the Code (for example, because the Stock Awards are granted pursuant to a corporate transaction such as a spin off transaction), (ii) the Company, in consultation with its legal counsel, has determined that such Stock Awards are otherwise exempt from Section 409A of the Code, or (iii) the Company, in consultation with its legal counsel, has determined that such Stock Awards comply with the distribution requirements of Section 409A of the Code.

For any Stock Award granted to an Employee, Consultant or Management Company Employee, the Company and the Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

(b)       Ten Percent Stockholders. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five years from the date of grant.

5.	PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for Common Shares purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Stock Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Stock Award Agreement or otherwise) the substance of each of the following provisions:

(a)       Term. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of 10 years from the date of its grant or such shorter period specified in the Stock Award Agreement.

(b)       Exercise Price. Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Shares subject to the Option or SAR on the date the Stock Award is granted. Notwithstanding the foregoing, subject to any applicable laws or listing requirements, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Shares subject to the Stock Award on the date the Stock Award is granted if such Stock Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and, to the extent required under applicable law, in a manner consistent with the provisions of Section 409A of the Code and Section 424(a) of the Code. Each SAR will be denominated in Common Shares equivalents.

(c)       Purchase Price for Options. The purchase price of Common Shares acquired pursuant to the exercise of an Option may be paid, to the extent permitted by any applicable laws and listing requirements, (i) by cash, check, bank draft or money order payable to the Company or (ii) in any other form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law and listing requirements.

(d)       Exercise and Payment of a SAR. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of Common Shares equal to the number of Common Share equivalents in which the Participant is vested under such SAR, and with respect to which the Participant is exercising the SAR on such date, over (B) the aggregate strike price of the number of Common Share equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Shares, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Award Agreement evidencing such SAR.

(e)       Transferability of Options and SARs. An Option or SAR will not be assignable or transferable except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant. In the event of the death of the Participant, any person (or, if permitted under applicable law, any entity) who acquired the right to exercise the Participant’s Option or SAR by bequest or inheritance or, in the absence of any such person or entity, the executor or administrator of the Participant’s estate will be entitled to exercise the Participant’s Option or SAR and receive the Common Shares or other consideration resulting from such exercise.

(f)       Vesting. The total number of Common Shares subject to an Option or SAR may vest and become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of performance goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of Common Shares as to which an Option or SAR may be exercised.

(g)       Termination of Continuous Service. Except as otherwise provided in the applicable Stock Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates (other than for Cause and other than upon the Participant’s death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Stock Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date three months following the termination of the Participant’s Continuous Service (or such longer or shorter period specified in the Stock Award Agreement, which period will not be longer than 12 months following such termination of Continuous Service), and (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR will terminate.

(h)       Extension of Termination Date. Except as otherwise provided in the applicable Stock Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if the exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause and other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of Common Shares would violate the registration requirements under any applicable securities laws, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of time (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant’s Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, and (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement. In addition, except as otherwise provided in the applicable Stock Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if the sale of any Common Shares received upon exercise of an Option or SAR following the termination of the Participant’s Continuous Service (other than for Cause) would violate the Company’s insider trading policy, then the Option or SAR will terminate on the earlier of (i) the expiration of the period of time (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant’s Continuous Service during which the sale of the Common Shares received upon exercise of the Option or SAR would not be in violation of the Company’s insider trading policy, and (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement.

(i)       Disability of Participant. Except as otherwise provided in the applicable Stock Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates as a result of the Participant’s Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service (or such shorter period specified in the Stock Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j)       Death of Participant. Except as otherwise provided in the applicable Stock Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if (i) a Participant’s Continuous Service terminates as a result of the Participant’s death, or (ii) the Participant dies within the period (if any) specified in the Stock Award Agreement for exercisability after the termination of the Participant’s Continuous Service (for a reason other than death), then the Participant’s Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant’s estate or by a person or entity who acquired the right to exercise the Option or SAR by bequest or inheritance, as applicable, but only within such period of time ending on the earlier of

(i) the date 12 months following the date of death (or such shorter period specified in the Stock Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement. If, after the Participant’s death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR (as applicable) will terminate.

(k)       Termination for Cause. Except as explicitly provided otherwise in a Participant’s Stock Award Agreement or other individual written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Option or SAR will terminate immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l)       Non-Exempt Employees. If an Option or SAR is granted to an Employee who is a non- exempt employee for purposes of the U.S. Fair Labor Standards Act of 1938, as amended (the “Fair Labor Standards Act”), and such non-exempt Employee is subject to the requirements of the Fair Labor Standards Act, the Option or SAR will not be first exercisable for any Common Shares until at least six months following the date of grant of the Option or SAR (although the Stock Award may vest prior to such date). Consistent with the provisions of the U.S. Worker Economic Opportunity Act (the “Worker Economic Opportunity Act”), (i) if such non-exempt Employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant’s retirement (as such term may be defined in the Participant’s Stock Award Agreement, in another written agreement between the Participant and the Company or an Affiliate, or, if no such definition, in accordance with the Company's then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by such non- exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from the employee’s regular rate of pay, the provisions of this Section 5(l) will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Agreements.

6.	PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.

(a)       Restricted Stock Awards. Each Restricted Stock Award Agreement will be in such form and will contain such terms and conditions as the Board will deem appropriate. To the extent consistent with the Company’s bylaws, at the Board’s election, Common Shares underlying a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until any restrictions relating to the Restricted Stock Award lapse; or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical. Each Restricted Stock Award Agreement will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i)	Consideration. A Restricted Stock Award may be awarded in consideration for

(A) cash, check, bank draft or money order payable to the Company, or (B) any other form of legal consideration including future services that may be acceptable to the Board, in its sole discretion, and permissible under applicable law and listing requirements.

(ii)       Vesting. Common Shares awarded under the Restricted Stock Award Agreement may be subject to forfeiture to or repurchase by the Company in accordance with a vesting schedule to be determined by the Board.

(iii)       Termination of Participant’s Continuous Service. If a Participant’s Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the Common Shares held by the Participant that have not vested as of the date of such termination under the terms of the Restricted Stock Award Agreement.

(iv)       Transferability. Rights to acquire Common Shares under the Restricted Stock Award Agreement will not be assignable or transferable except by will or by the laws of descent and distribution, and in all cases the Common Shares awarded under the Restricted Stock Award Agreement must remain subject to the terms of the Restricted Stock Award Agreement.

(v)       Dividends. A Restricted Stock Award Agreement may provide that any dividends paid on shares subject to the Restricted Stock Award will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b)       Restricted Stock Unit Awards. Each Restricted Stock Unit Award Agreement will be in such form and will contain such terms and conditions as the Board will deem appropriate. The terms and conditions of Restricted Stock Unit Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical. Each Restricted Stock Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i)       Consideration. At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each Common Share subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each Common Share subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law and listing requirements.

(ii)       Vesting. At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii)       Payment. A Restricted Stock Unit Award may be settled by the delivery of Common Shares, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv)       Additional Restrictions. At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the Common Shares (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v)       Dividend Equivalents. Dividend equivalents may be credited in respect of Common Shares covered by a Restricted Stock Unit Award, as determined by the Board and contained in the Restricted Stock Unit Award Agreement. At the sole discretion of the Board, such dividend equivalents may be converted into additional Common Shares covered by the Restricted Stock Unit Award in such manner as determined by the Board. Any additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Agreement to which they relate.

(vi)       Termination of Participant’s Continuous Service. Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates, any portion of the Participant’s Restricted Stock Unit Award that has not vested as of the date of such termination will be forfeited upon such termination.

(vii)       Transferability. A Restricted Stock Unit Award will not be assignable or transferable except by will or by the laws of descent and distribution, and in all cases the Common Shares subject to the Restricted Stock Unit Award Agreement must remain subject to the terms of the Restricted Stock Unit Award Agreement.

(c)       Other Stock Awards. Subject to any applicable laws or listing requirements, other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Shares, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value of the Common Shares at the time of grant) may be granted either alone or in addition to Stock Awards provided for under Section 5 and the preceding provisions of this Section 6. Subject to the provisions of the Plan and any applicable laws or listing requirements, the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of Common Shares (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

7.	COVENANTS OF THE COMPANY.

(a)       Availability of Shares. The Company will keep available at all times the number of Common Shares reasonably required to satisfy then-outstanding Stock Awards.

(b)       Securities Law Compliance. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell Common Shares upon exercise or settlement of the Stock Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act or any other applicable law the Plan, any Stock Award or any Common Shares issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Shares under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Shares upon exercise or settlement of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of a Stock Award or the subsequent issuance of cash or Common Shares pursuant to the Stock Award if such grant or issuance would be in violation of any applicable securities law.

(c)       No Obligation to Notify or Minimize Taxes. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising a Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of a Stock Award or a possible period in which the Stock Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of a Stock Award to the holder of such Stock Award.

8.	MISCELLANEOUS.

(a)       Use of Proceeds from Sales of Common Shares. Proceeds from the sale of Common Shares pursuant to Stock Awards will constitute general funds of the Company.

(b)       Corporate Action Constituting Grant of Stock Awards. Corporate action constituting a grant by the Company of a Stock Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Stock Award Agreement or related grant documents as a result of a clerical error in the papering of the Stock Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Stock Award Agreement or related grant documents.

(c)       Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Common Shares subject to a Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of Common Shares under, the Stock Award pursuant to its terms, and (ii) the issuance of the Common Shares subject to the Stock Award has been entered into the books and records of the Company.

(d)       No Employment or Other Service Rights. Nothing in the Plan, any Stock Award Agreement or any other instrument executed thereunder or in connection with any Stock Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the province, territory or state in which the Company or the Affiliate is incorporated, as the case may be.

(e)       Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company or any Affiliate is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Stock Award to the Participant, the Board has the right in its sole discretion to

(x) make a corresponding reduction in the number of shares subject to any portion of such Stock Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Stock Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Stock Award that is so reduced or extended.

(f)       Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Shares with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g)       Investment Assurances. The Company may require a Participant, as a condition of exercising or acquiring Common Shares under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that the Participant is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Shares subject to the Stock Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Shares. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Shares under the Stock Award has been registered under a then currently effective registration statement under the Securities Act or any other applicable law, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Shares.

(h)       Withholding Obligations. Unless prohibited by the terms of a Stock Award Agreement, the Company may, in its sole discretion, satisfy any federal, state, local or foreign tax withholding obligation relating to a Stock Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding Common Shares from the Common Shares issued or otherwise issuable to the Participant in connection with the Stock Award; provided, however, that no Common Shares are withheld with a value exceeding the maximum amount of tax that may be required to be withheld by law (or such other amount as may be permitted while still avoiding classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from a Stock Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Stock Award Agreement.

(i)       Electronic Delivery. Any reference herein to a “written” agreement or document will include any agreement or document delivered electronically or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(j)       Deferrals. To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Shares or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Stock Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made, if required, in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Board is authorized to make deferrals of Stock Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant’s termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k)       Compliance with Section 409A of the Code. Unless otherwise expressly provided for in a Stock Award Agreement, the Plan and Stock Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Stock Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Board determines that any Stock Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Stock Award Agreement evidencing such Stock Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent a Stock Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Stock Award Agreement. Notwithstanding anything to the contrary in the Plan (and unless the Stock Award Agreement specifically provides otherwise), if the Common Shares are publicly traded, and if a Participant holding a Stock Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Participant’s “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(l)       Clawback/Recovery. All Stock Awards will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in a Stock Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired Common Shares or other cash or property upon the occurrence of an event constituting Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company.

9.	ADJUSTMENTS UPON CHANGES IN COMMON SHARES; OTHER CORPORATE EVENTS.

(a)       Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), (iii) the class(es) and maximum number of securities that are subject to the Stock Award limits described in Section 3(d); and (iv) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b)       Dissolution or Liquidation. Except as otherwise provided in the applicable Stock Award Agreement or other written agreement between a Participant and the Company or an Affiliate, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding Common Shares not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the Common Shares subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; provided, however, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c)       Corporate Transaction. The following provisions will apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Stock Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board may take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Corporate Transaction:

(i)       arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction);

(ii)       arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Shares issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company);

(iii)       accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective date of the Corporate Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction; provided, however, that the Board may require Participants to complete and deliver to the Company a notice of exercise before the effective date of a Corporate Transaction, which exercise is contingent upon the effectiveness of such Corporate Transaction;

(iv)       arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

(v)       cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration (including no consideration) as the Board, in its sole discretion, may consider appropriate; and

(vi)       make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award immediately prior to the effective time of the Corporate Transaction, over (B) any exercise price payable by such holder in connection with such exercise. For clarity, this payment may be zero ($0) if the value of the property is equal to or less than the exercise price. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of Common Shares in connection with the Corporate Transaction is delayed as a result of escrows, earn outs, holdbacks or any other contingencies.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of a Stock Award.

(d)       Change in Control. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

10.	TERMINATION OR SUSPENSION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Option may be granted after the 10th anniversary of the earlier of (i) the date the Plan is adopted by the Board or (ii) the date the Plan is approved by the stockholders of the Company. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated. Suspension or termination of the Plan will not materially impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan.

11.	EFFECTIVE DATE OF PLAN.

This Plan will become effective on the Effective Date.

12.	CHOICE OF LAW.

The laws of the Province of British Columbia will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that Province’s conflict of laws rules.

13. DEFINITIONS. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a)       “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company, as such terms are defined in Rule 405. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(b)	“Board” means the Board of Directors of the Company.

(c)       “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Shares subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(d)       “Cause” will have the meaning ascribed to such term in any written agreement between the Participant and the Company or an Affiliate defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s commission of any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of Canada (or any province or territory thereof) or the United States (or any state thereof), as applicable; (ii) such Participant’s attempted commission of, or participation in, a fraud or act of dishonesty against the Company or an Affiliate; (iii) such Participant’s intentional, material violation of any contract or agreement between the Participant and the Company or an Affiliate, or of any statutory duty owed to the Company or an Affiliate; (iv) such Participant’s unauthorized use or disclosure of the Company’s or an Affiliate’s confidential information or trade secrets; or (v) such Participant’s gross misconduct. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Company, in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Stock Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(e)       “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)       any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(ii)       there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction; or

(iii)       there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition.

Notwithstanding the foregoing definition or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant will supersede the foregoing definition with respect to Stock Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply.

(f)       “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g)       “Committee” means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(h)	“Common Share” means a common share of the Company.

(i)       “Company” means Universal mCloud Corp., a corporation formed under the laws of the Province of British Columbia.

(j)       “Consultant” means an individual (other than an Employee or a Director) or Exchange Company that:

(i)       is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an Affiliate, other than services provided in relation to a “Distribution,” as such term is defined in Policy 1.1 of the TSX Venture Exchange Corporate Finance Manual;

(ii)       provides the services under a written contract between the Company or an Affiliate and the individual or Exchange Company, as the case may be;

(iii)       in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an Affiliate; and

(iv)       has a relationship with the Company or an Affiliate that enables the individual to be knowledgeable about the business and affairs of the Company.

Notwithstanding the foregoing, to the extent required under applicable law, (A) a Consultant may not be a company and (B) a person will be treated as a Consultant only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(k)       “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board in its sole discretion, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by applicable law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by applicable law.

(l)       “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i)       a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

(ii)	a sale or other disposition of more than 50% of the outstanding securities of the

Company;

(iii)       a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv)       a merger, consolidation or similar transaction following which the Company is the surviving corporation but the Common Shares outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(m)       “Director” means a director, senior officer or Management Company Employee of the Company, or a director, senior officer or Management Company Employee of any of the Company’s subsidiaries.

(n)       “Disability” means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than twelve (12) months as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(o)	“Effective Date” means the effective date of this Plan, which is February 2, 2018.

(p)	“Employee” means:

(i)       an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);

(ii)       an individual who works full-time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or

(iii)       an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source.

(q)	“Entity” means a corporation, partnership, limited liability company or other entity.

(r)       “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(s)       “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(t)       “Exchange Company” means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

(u)       “Exchange Requirements” means and includes the Articles, by-laws, policies, circulars, rules (including the Universal Market Integrity Rules adopted by the Exchange and as may be amended from time to time and administered and enforced by the Exchange or any Regulation Services Provider retained by the Exchange) guidelines, orders, notices, rulings, forms, decisions and regulations of the TSX Venture Exchange (the “Exchange”) as from time to time enacted, any instructions, decisions and directions of a Regulation Services Provider or the Exchange (including those of any committee of the Exchange as appointed from time to time), the Securities Act (Alberta) and rules and regulations thereunder as amended, the Securities Act (British Columbia) and rules and regulations thereunder as amended and any policies, rules, orders, rulings, forms or regulations from time to time enacted by the Alberta Securities Commission or British Columbia Securities Commission and all applicable provisions of the Securities Laws of any other jurisdiction.

(v)       “Fair Market Value” means, as of any date, the value of the Common Shares determined as follows:

(i)       Unless otherwise provided by the Board, if the Common Shares are listed on any established stock exchange or traded on any established market, then the Fair Market Value of a Common Share will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Shares) on the last market trading day prior to the date of determination, as reported in a source the Board deems reliable.

(ii)       In the absence of such markets for the Common Shares, the Fair Market Value of a Common Share will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(w)       “Incentive Stock Option” means an option granted pursuant to Section 5 of the Plan that is intended to be, and that qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(x)	“Insider” means:

(i)	a director or senior officer of the Company;

(ii)       a director or senior officer of an Exchange Company that is an Insider or subsidiary of the Company;

(iii)       a Person that beneficially owns or controls, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all outstanding Voting Shares of the Company; or

(iv)	the Company itself if it holds any of its own securities.

(y)       “Investor Relations Activities” means any activities, by or on behalf of the Company or a registered or beneficial holder of shares or, if the context requires, other securities of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i)       the dissemination of information provided, or records prepared, in the ordinary course of business of the Company

(1)	to promote the sale of products or services of the Company, or

(2)	to raise public awareness of the Company,

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii)       activities or communications necessary to comply with the requirements of: (1) applicable Securities Laws; (2) Exchange Requirements or the by-laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Company;

(iii)       communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if: (1) the communication is only through the newspaper, magazine or publication, and (2) the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)	activities or communications that may be otherwise specified by the Exchange.

(z)       “Management Company Employee” means an individual employed by a Person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person engaged in Investor Relations Activities.

(aa) “Non-Employee Director” means a member of the Board who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a member of the Board (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K, or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(bb) “Nonstatutory Stock Option” means an option granted pursuant to Section 5 of the Plan that does not qualify as an Incentive Stock Option.

(cc) “Officer” means any person designated by the Company as an officer and, to the extent required under applicable law, a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(dd) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase Common Shares granted pursuant to the Plan.

(ee) “Option Agreement” means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(ff) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(gg) “Other Stock Award” means an award based in whole or in part by reference to the Common Shares which are granted pursuant to the terms and conditions of Section 6(c).

(hh) “Other Stock Award Agreement” means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ii) “Own,” “Owned,” “Owner,” “Ownership” A person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(jj) “Participant” means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(kk) “Person” means an Exchange Company or individual.

(ll) “Plan” means this Universal mCloud Corp. 2017 Equity Incentive Plan.

(mm) “Regulation Services Provider” has the meaning ascribed in National Instruments 21-101 Marketplace Operation and refers to the Investment Industry Regulatory Organization of Canada (or “IIROC”) or any successor retained by the Exchange.

(nn) “Restricted Stock Award” means an award of Common Shares which is granted pursuant to the terms and conditions of Section 6(a).

(oo) “Restricted Stock Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(pp) “Restricted Stock Unit Award” means a right to receive Common Shares which is granted pursuant to the terms and conditions of Section 6(b).

(qq) “Restricted Stock Unit Award Agreement” means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement will be subject to the terms and conditions of the Plan.

(rr) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ss) “Rule 405” means Rule 405 promulgated under the Securities Act.

(tt) “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(uu) “Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to the Company.

(vv) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Shares that are granted pursuant to the terms and conditions of Section 5.

(ww) “Stock Appreciation Right Agreement” means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement will be subject to the terms and conditions of the Plan.

(xx) “Stock Award” means any right to receive Common Shares granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right or any Other Stock Award.

(yy) “Stock Award Agreement” means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement will be subject to the terms and conditions of the Plan.

(zz) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(aaa) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(bbb) “Voting Shares” means a security of the Company that (1) is not a debt security, and (2) carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

SCHEDULE "B"

mCLOUD TECHNOLOGIES CORP.

PREFERRED SHARE TERMS

Preferred Shares

1.1	Issuance in Series

(a)	The Board may at any time and from time to time issued the Preferred Shares in one or more series.

(b)	Subject to the Business Corporations Act (British Columbia) and the Articles, the Board, if none of the Preferred Shares of any particular series are issued, may alter the Articles and authorize the alteration of the Notice of Articles of the Corporation, as the case may be, to do one or more of the following:

(i)	determine the maximum number of shares of any of those series of Preferred Shares that the Corporation is authorized to issue, determine that there is no such maximum number, or alter any determination made under this section or otherwise in relation to a maximum number of those shares;

(ii)	create an identifying rights or restrictions to the shares of any of those series of Preferred Shares or alter any special rights or restrictions attached to those shares, including, but without limiting or restricting the generality of the foregoing, special rights or restrictions with respect to:

(A)	the rate, amount, method of calculation and payment of any dividends, whether cumulative, partly cumulative or non-cumulative, partly cumulative or non-cumulative, and whether such rate, amount, method of calculation or payment is subject to change or adjustment in the future;

(B)	any rights upon a dissolution, liquidation or winding-up of the Corporation or upon any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs;

(C)	any rights of redemption, retraction or purchase for cancellation and prices and terms and conditions of any such rights;

(D)	any rights of conversion, exchange or reclassification and the terms and conditions of any such rights;

(E)	any voting rights and restrictions;

(F)	the terms and conditions of any share purchase plan or sinking fund;

(G)	restrictions respecting the payment of dividends on, or the return of capital, repurchases or redemption of, any other shares of the Corporation; and

(H)	any other special rights or restrictions, not inconsistent with these share provisions, attaching to such series of Preferred Shares.

(c)	No special rights or restrictions attached to any series of Preferred Shares will confer upon the shares of that series of a priority over the shares of any other series of Preferred Shares in respect of dividends or a return of capital in the event of the dissolution of the Corporation or on the occurrence of any other event that entitles the shareholders holding the shares of all series of the Preferred Shares to a return of capital. The Preferred Shares of each series will, with respect to the payment of dividends and the distribution of assets or return of capital in the event of dissolution or on the occurrence of any other event that entitles the shareholders holding the shares of all series of the Preferred Shares to a return of capital, rank on a parity with the shares of every other series.

1.2	Class Rights or Restrictions

(a)	Holders of Preferred Shares will be entitled to preference with respect to payment of dividends over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to the payment of dividends.

(b)	In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Preferred Shares will be entitled to preference over the Common Shares and any other shares ranking junior to the Preferred Shares with respect to the repayment of capital paid up on and the payment of unpaid dividends accrued on the Preferred Shares.

(c)	The Preferred Shares may also be given such preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be fixed by the Board's resolution as to the respective series authorized to be issued.

SCHEDULE "C"

MCLOUD TECHNOLOGIES CORP.

(the "Corporation")

CHARTER OF THE AUDIT COMMITTEE

1.	Objectives

The Audit Committee (the "Committee") is appointed by the board of directors (the "Board") of mCloud Technologies Corp. (the "Corporation") to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting issues and issues relating to the appointment and review of the auditor for the Corporation.

The Committee acknowledges the corporate governance guidelines issued by the Canadian Securities Administrators in National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201"), and other regulatory provisions as they pertain to financial reporting and accounting matters. The objective of the Committee is to review, monitor and promote appropriate accounting practices of the Corporation.

The Audit Committee (the "Committee") is responsible for assisting the board of directors of the Corporation (the "Board") in general oversight and monitoring of:

(i)	the integrity of the Corporation's consolidated financial statements;

(ii)	the Corporation's compliance with applicable legal and regulatory requirements related to financial reporting;

(iii)	the qualifications, independence and performance of the Corporation's auditor;

(iv)	the design and implementation of accounting systems, internal controls and disclosure controls, including the Corporation's written disclosure policy, if any;

(v)	the review and identification of the principal risks facing the Corporation and development of appropriate procedures to monitor and mitigate such risks; and

(vi)	any additional matters delegated to the Committee by the Board.

The Committee's oversight role regarding compliance systems shall not include responsibility for the Corporation's actual compliance with applicable laws and regulations.

The Committee will continuously review and modify this Charter with regards to, and to reflect changes in, the business environment, industry standards on matters of financial reporting and accounting, additional standards which the Committee believes may be applicable to the Corporation's business, the location of the Corporation's business and its shareholders and the application of laws and policies.

2.	Composition

The Committee will be comprised of not less than three directors, selected by the Board on the recommendation of the Corporate Governance and Nominating Committee. Unless otherwise permitted by applicable law, no less than two members of the Committee will be "independent" and each member of the Committee will be "financially literate" within the meaning of applicable securities laws including, without limitation, Multilateral Instrument 52-110 - Audit Committees ("MI 52-110").

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis and shall continue as members of the Committee until their successors are appointed or until they cease to be directors of the Corporation. Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Committee by appointment from among qualified members of the Board. If a vacancy exists on the Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

Each year, the Board will appoint one member who is qualified for such purpose to be Chairman of the Committee. If, in any year, the Board does not appoint a Chairman of the Committee, the incumbent Chairman of the Committee will continue in office until a successor is appointed.

3.	Meetings and Minutes

(a)	Scheduling

The Committee will meet as often as it determines is necessary to fulfill its responsibilities, which in any event will be not less than quarterly. A meeting of the Committee may be called by the auditor, the Chairman of the Committee, the Chairman, the Chief Executive Officer, the Chief Financial Officer or any Committee member.

Meetings will be held at a location in Canada determined by the Chairman of the Committee and notice shall be given in accordance with the provisions of the Corporation's bylaws.

(b)	Notice to Auditor

The auditor is entitled to receive notice of every meeting of the Committee and, at the expense of the Corporation, to attend and be heard thereat and, if so requested by a member of the Committee, shall attend any meeting of the Committee held during the term of office of the auditor.

(c)	Agenda

The Chairman of the Committee will establish the agenda for each meeting. Any member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any meeting raise subjects that are not on the agenda for the meeting.

(d)	Distribution of Information

The Chairman of the Committee will distribute, or cause the officers of the Corporation to distribute, an agenda and meeting materials in advance of each meeting to allow members sufficient time to review and consider the matters to be discussed.

(e)	Attendance and Participation

Each member is expected to attend all meetings. A member who is unable to attend a meeting in person may participate by telephone or teleconference.

A portion of each meeting will be held without management (including management directors) being present.

(f)	Quorum

Two members will constitute a quorum for any meeting of the Committee.

(g)	Voting and Approval

At meetings of the Committee, each member will be entitled to one vote and questions will be decided by a majority of votes. In case of an equality of votes, the Chairman of the Committee will not have a second or casting vote in addition to his or her original vote.

(h)	Procedures

Procedures for Committee meetings will be determined by the Chairman of the Committee or a resolution of the Committee or the Board.

(i)	Transaction of Business

The powers of the Committee may be exercised at a meeting where a quorum is present in person or by telephone or other electronic means, or by resolution in writing signed by all members entitled to vote on that resolution at a meeting of the Committee.

(j)	Absence of Chairman of the Committee

In the absence of the Chairman of the Committee at a meeting of the Committee, the members in attendance must select one of them to act as chairman of that meeting.

(k)	Secretary

The Committee may appoint one of its members or any other person to act as secretary.

(l)	Minutes of Meetings

A person designated by the Chairman of the Committee at each meeting will keep minutes of the proceedings of the Committee and the Chairman will cause an officer of the Corporation to circulate copies of the minutes to each member on a timely basis.

4.	Scope, Duties and Responsibilities

The Committee is responsible for performing the duties set out below as well as any other duties at any time required by law to be performed by the Committee or otherwise delegated to the Committee by the Board:

(a)	Appointment and Review of the Auditor

The auditor is ultimately accountable to the Committee and reports directly to the Committee. Accordingly, the Committee will evaluate and be responsible for the Corporation's relationship with the auditor. Specifically, the Committee will:

(i)	select, evaluate and recommend an auditor to the Board for appointment or reappointment, as the case may be, by the Corporation's shareholders and make recommendations with respect to the auditor's compensation;

(ii)	review and approve the auditor's engagement letter;

(iii)	resolve any disagreements between senior management and the auditor regarding financial reporting;

(iv)	at least annually, obtain and review a report by the auditor describing:

(A)       the auditor's internal quality-control procedures, including the safeguarding of confidential information;

(B)       any material issues raised by such procedures, or the review of the auditor by an independent oversight body, such as the Canadian Public Accountability Board, respecting independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(v)       meet with senior management not less than quarterly without the auditor present for the purpose of discussing, among other things, the performance of the auditor and any issues that may have arisen during the quarter; and

(vi)	where appropriate, recommend to the Board that the auditor be terminated.

(b)	Confirmation of the Auditor's Independence

At least annually, and in any event before the auditor issues its report on the annual financial statements, the Committee will:

(i)       review a formal written statement from the auditor describing all of its relationships with the Corporation;

(ii)       discuss with the auditor any relationships or services that may affect its objectivity and independence (including considering whether the auditor's provision of any permitted non-audit services is compatible with maintaining its independence);

(iii)       obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Canadian Institute of Chartered Accountants; and

(iv)       confirm that the auditor has complied with applicable rules, if any, with respect to the rotation of certain members of the audit engagement team.

(c)	Pre-Approval of Non-Audit Services

The approval of the appointment of the auditor for any non-audit service to be provided to the Corporation must be obtained from the Committee in advance; provided that it will not approve any service that is prohibited under the rules of the Canadian Public Accountability Board or the Independence Standards of the Canadian Institute of Chartered Accountants. Before the appointment of the auditor for any non-audit service, the Committee will consider the compatibility of the service with the auditor's independence. The Committee may pre-approve the appointment of the auditor for any non-audit services by adopting specific policies and procedures, from time to time, for the engagement of the auditor for non-audit services.

(d)	Communications with the Auditor

The Committee has the authority to communicate directly with the auditor and will meet privately with the auditor periodically to discuss any items of concern to the Committee or the auditor.

(e)	Review of the Audit Plan

The Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under generally accepted auditing standards. The Committee will review a summary of the auditor's audit plan for each audit and approve the audit plan with such amendments as it may agree with the auditor.

(f)	Review of Audit Fees

The Committee will review and determine the auditor's fee and the terms of the auditor's engagement and inform the Board thereof. In determining the auditor's fee, the Committee will consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Corporation, the size, complexity and financial condition of the Corporation and its subsidiaries and the extent of support to be provided to the auditor by the Corporation.

(g)	Review of Consolidated Financial Statements

The Committee will review and discuss with senior management and the auditor the annual audited consolidated financial statements, together with the auditor's report thereon and the interim financial statements, before recommending them for approval by the Board. The Committee will also review and discuss with senior management and the auditor management's discussion and analysis relating to the annual audited financial statements and interim financial statements, where applicable. The Committee may also, if it so elects, engage the auditor to review the interim financial statements prior to the Committee's review of such financial statements.

(h)	Review of Other Financial Information

The Committee will review:

(i)       all earnings press releases and other press releases disclosing financial information, as well as all financial information and written earnings guidance provided to analysts and rating agencies;

(ii)       all other financial statements of the Corporation that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities; and

(iii)       disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings by the Corporation (where applicable) about any significant deficiencies and material weaknesses in the design or operation of the Corporation's internal controls over financial reporting which are reasonably likely to adversely affect the Corporation's ability to record, process, summarize and report financial information, and any fraud involving senior management or other employees who have a significant role in the Corporation's internal control over financial reporting.

(i)	Oversight of Internal Controls and Disclosure Controls

The Committee will review periodically with senior management of the Corporation the adequacy of the internal controls and procedures that have been adopted by the Corporation and its subsidiaries to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records. The Committee will review any special audit steps adopted in light of material control deficiencies or identified weaknesses.

The Committee will review with senior management of the Corporation the controls and procedures that have been adopted by the Corporation to confirm that material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed.

(j)	Legal Compliance

The Committee will review any legal matters that could have a significant effect on the Corporation's financial statements.

(k)	Risk Management

The Committee will oversee the Corporation's risk management function and, on a quarterly basis, will review a report from senior management describing the major financial, legal, operational and reputational risk exposures of the Corporation and the steps senior management has taken to monitor and control such exposures.

(l)	Taxation Matters

The Committee will review with senior management the status of taxation matters of the Corporation.

(m)	Employees of the Auditor

The Committee will review and approve policies for the hiring by the Corporation of any partners and employees and former partners and former employees of the present or former auditor.

(n)	Evaluation of Financial and Accounting Personnel

The Committee will have direct responsibility to:

(i)       develop a position description for the Chief Financial Officer, setting out the Chief Financial Officer's authority and responsibilities, and present it to the Corporate Governance and Nominating Committee and Board for approval;

(ii)       review and approve the goals and objectives that are relevant to the Chief Financial Officer's compensation and present the same to the Corporate Governance and Nominating Committee and Board for approval;

(iii)       evaluate the Chief Financial Officer's performance in meeting his or her goals and objectives;

(iv)       review and assess the performance of the Corporation's financial and accounting personnel; and

(v)	recommend to the Compensation Committee and Board remedial action where necessary.

(o)	Signing Authority and Approval of Expenses

The Committee will determine the signing authority of officers and directors in connection with the expenditure and release of funds. The Committee will also review the Chief Executive Officer's and Chief Financial Officer's expense statements. Director expense statements will be reviewed by the Chief Executive Officer. Where the Chief Executive Officer thinks it advisable, he or she may request that the Committee review director expense statements.

5.	Complaints Procedure

The Committee will administer the Corporation's Whistleblower Policy for the receipt, retention and follow- up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and the confidential, anonymous submission of concerns by employees of the Corporation regarding such matters.

6.	Reporting

The Committee will regularly report to the Board on:

(i)	the auditor's independence, engagement and fees;

(ii)       the performance of the auditor and the Committee's recommendations regarding its reappointment or termination;

(iii)	the adequacy of the Corporation's internal controls and disclosure controls;

(iv)	the Corporation's risk management procedures;

(v)       its recommendations regarding the annual and interim financial statements of the Corporation, including any issues with respect to the quality or integrity of the financial statements;

(vi)	its review of any applicable annual and interim management's discussion and analysis;

(vii) any complaints made under, and the effectiveness of, the Corporation's Whistleblower Policy;

(viii)       the Corporation's compliance with applicable legal and regulatory requirements related to financial reporting; and

(ix)       all other significant matters it has addressed or reviewed and with respect to such other matters that are within its responsibilities, together with any associated recommendations.

7.	Assessment

At least annually, the Corporate Governance and Nominating Committee will review the effectiveness of the Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the mandate adopted by the Board.

8.	Review and Disclosure

The Committee will review this Charter at least annually and submit it to the Corporate Governance and Nominating Committee together with any proposed amendments. The Corporate Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further proposed amendments as it deems necessary and appropriate.

9.	Access to Outside Advisors and Records

The Committee may retain independent counsel and any outside advisor at any time and has the authority to determine any such advisors' fees and other retention terms. The Committee, and any outside advisors retained by it, will have access to all records and information, relating to the Corporation and all their respective officers, employees and agents which it deems relevant to the performance of its duties.

SCHEDULE "D"

REPORTING PACKAGE

See attached.

MCLOUD TECHNOLOGIES CORP.

NOTICE OF CHANGE OF AUDITOR PURSUANT TO NATIONAL INSTRUMENT 51-102

TAKE NOTICE THAT mCloud Technologies Corp. (the "Corporation") is changing its auditor from MNP LLP (the "Former Auditor") to KPMG LLP. The Former Auditor was removed on November 9, 2019.

The removal of the Former Auditor and the recommendation to appoint KPMG LLP as successor auditor has been approved by the Corporation's Board of Directors. The change of auditor will be ratified at the next annual meeting of shareholders of the Corporation.

The Corporation confirms that there were no reservations or modified opinions in the Former Auditor's reports in connection with:

(a)	the financial statements of the Corporation for the most recently completed fiscal year ending December 31, 2018; and

(b)	any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor's term of office.

In the opinion of the Corporation, there are no reportable events, as defined in National Instrument 51-102 - Continuous Disclosure Obligations, during the period the Former Auditor was the auditor for the Corporation.

[Signature page to follow]

DATED as of the 9th day of November, 2019.

MCLOUD TECHNOLOGIES CORP.

Per:	"Elizabeth MacLean"
Elizabeth MacLean
Director

November 12, 2019

TO:	Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs/Madams:

Re: mCloud Technologies Corp. (the “Company”)

Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of mCloud Technologies Corp. dated November 9, 2019 (“the Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice.

Yours very truly,

Chartered Professional Accountants Calgary, Alberta

KPMG LLP

PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

To

British Columbia Securities Commission Alberta Securities Commission

November 12, 2019 Dear Sir/Madam

Re: Notice of Change of Auditors of mCloud Technologies Corp.

We have read the Notice of mCloud Technologies Corp. dated November 9, 2019 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.